UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2008

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F      X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date : May 20, 2008	By	/s/ Naoki Imaoka
Naoki Imaoka
Chief Manager
Corporate Administration Division

Selected Financial Information

under Japanese GAAP

For the Fiscal Year Ended March 31, 2008

Mitsubishi UFJ Financial Group, Inc.

[Contents]

I.	Financial Highlights under Japanese GAAP for the Fiscal Year Ended March 31, 2008

1. Financial Statements	[ BTMU Non-consolidated]*1[ MUTB Non-consolidated ]*2	1

2. Statements of Trust Assets and Liabilities	[ MUTB Non-consolidated ]	9

3. Financial Results	[ MUFG Consolidated ]*3[ BTMU and MUTB Combined ]*4	11
	[ BTMU Consolidated ][ BTMU Non-consolidated ]
	[ MUTB Consolidated ][ MUTB Non-consolidated ]

4. Average Interest Rate Spread	[ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ BTMU and MUTB Combined ]	17

5. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[ MUFG Consolidated ][ BTMU Consolidated ] [ MUTB Consolidated ]	18

6. Securities	[ MUFG Consolidated ][ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	19

7. Return on Equity	[ MUFG Consolidated ]	22

8. Risk-Adjusted Capital Ratio Based on the Basel 2 Standards	[ MUFG Consolidated ][ BTMU Consolidated ] [ MUTB Consolidated ]	23

II. Loan Portfolio and Other

1. Risk-Monitored Loans	[ MUFG Consolidated ][ BTMU Non-consolidated ] [ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Accounts ]	24

2. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)	[ BTMU and MUTB Combined including Trust Accounts ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Accounts ]	31

3. Progress in Disposition of Problem Assets	[ BTMU, MUTB and MUSP Combined including Trust Accounts ]*5 [ BTMU and MUSP Combined ] [ MUTB Non-consolidated including Trust Accounts ]	35

4. Classification of Loans by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small / Medium-Sized Companies and Proprietors	[ BTMU and MUTB Combined including Trust Accounts ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Accounts ]	38

5. Overseas Loans	[ BTMU and MUTB Combined]	42

6. Loans and Deposits	[ BTMU and MUTB Combined ][ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	43

7. Domestic Deposits	[ BTMU and MUTB Combined ][ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	44

8. Number of Offices and Employees	[ BTMU and MUTB Combined ][ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	45

9. Status of Deferred Tax Assets	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]	46

10. Retirement Benefits	[ MUFG Consolidated ][ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	48

11. Earnings Forecasts for the Fiscal Year Ending March 31, 2009	[ MUFG Consolidated ][ MUFG Non-consolidated ] [ BTMU Consolidated ][ BTMU Non-consolidated ] [ MUTB Consolidated ][ MUTB Non-consolidated ]	51

(*1) “BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(*2) “MUTB” means Mitsubishi UFJ Trust and Banking Corporation.

(*3) “MUFG” means Mitsubishi UFJ Financial Group, Inc.

(*4) “BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

(*5) “MUSP” means MU Strategic Partner, Co., Ltd.

Mitsubishi UFJ Financial Group, Inc.

I. Financial Highlights under Japanese GAAP for the Fiscal Year Ended March 31, 2008

1.	Financial Statements

BTMU Non-consolidated

Balance Sheets

(in millions of yen)	As of March 31, 2008 (A)	As of March 31, 2007 (B)	Increase (Decrease) (A) - (B)
Assets:
Cash and due from banks	9,004,369	7,290,057	1,714,312
Call loans	656,874	1,766,390	(1,109,515)
Receivables under resale agreements	283,826	223,278	60,547
Receivables under securities borrowing transactions	4,874,657	3,586,380	1,288,277
Bills bought	226,200	—	226,200
Commercial paper and other debt purchased	3,602,885	3,226,721	376,164
Trading assets	4,785,724	4,108,862	676,862
Money held in trust	77,137	242,996	(165,858)
Investment securities	33,191,095	40,705,727	(7,514,631)
Allowance for losses on investment securities	(85,776)	(132,125)	46,349
Loans and bills discounted	70,397,804	68,194,957	2,202,846
Foreign exchanges	1,224,907	1,395,884	(170,976)
Other assets	3,184,526	2,438,700	745,825
Tangible fixed assets	959,984	958,052	1,932
Intangible fixed assets	356,365	297,632	58,732
Deferred tax assets	693,629	194,999	498,629
Customers’ liabilities for acceptances and guarantees	6,867,725	6,886,433	(18,708)
Allowance for credit losses	(640,596)	(771,057)	130,460

Total assets	139,661,343	140,613,892	(952,549)

Liabilities:
Deposits	101,861,554	100,276,681	1,584,873
Negotiable certificates of deposit	5,420,058	5,516,096	(96,038)
Call money	1,528,706	1,877,290	(348,584)
Payables under repurchase agreements	3,832,129	3,179,360	652,768
Payables under securities lending transactions	2,487,240	3,273,394	(786,154)
Trading liabilities	1,171,412	658,722	512,689
Borrowed money	4,115,106	4,935,482	(820,376)
Foreign exchanges	991,260	1,012,030	(20,770)
Short-term corporate bonds	42,200	150,600	(108,400)
Bonds and notes	3,066,197	3,359,910	(293,713)
Other liabilities	1,882,799	2,158,747	(275,947)
Reserve for bonuses	16,969	15,951	1,018
Reserve for bonuses to directors	140	—	140
Reserve for retirement benefits	10,232	11,348	(1,115)
Reserve for loyalty award credits	403	—	403
Reserve for contingent losses	75,514	81,951	(6,436)
Reserves under special laws	31	31	—
Deferred tax liabilities for land revaluation	191,788	197,942	(6,154)
Acceptances and guarantees	6,867,725	6,886,433	(18,708)

Total liabilities	133,561,471	133,591,975	(30,504)

Net assets:
Capital stock	996,973	996,973	—
Capital surplus	2,773,290	2,767,590	5,700
Capital reserve	2,773,290	2,767,590	5,700
Retained earnings	1,728,082	1,627,703	100,379
Revenue reserve	190,044	190,044	—
Other retained earnings	1,538,037	1,437,658	100,379
Funds for retirement benefits	2,432	2,432	—
Other reserve	718,196	718,196	—
Earned surplus brought forward	817,408	717,029	100,379
Total shareholders’ equity	5,498,345	5,392,266	106,079
Net unrealized gains (losses) on other securities	289,078	1,435,530	(1,146,452)
Net deferred gains (losses) on hedging instruments	81,114	(46,187)	127,301
Land revaluation excess	231,333	240,307	(8,974)
Total valuation and translation adjustments	601,526	1,629,650	(1,028,124)

Total net assets	6,099,871	7,021,917	(922,045)

Total liabilities and net assets	139,661,343	140,613,892	(952,549)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2008 (A)	For the fiscal year ended March 31, 2007 (B)	Increase (Decrease) (A) - (B)
Ordinary income:
Interest income	2,680,964	2,466,446	214,518
(Interest on loans and bills discounted)	1,568,346	1,434,893	133,452
(Interest and dividends on securities)	629,512	589,836	39,675
Fees and commissions	510,702	550,592	(39,889)
Trading income	219,199	140,198	79,001
Other business income	245,685	304,491	(58,805)
Other ordinary income	153,891	189,805	(35,913)

Total ordinary income	3,810,444	3,651,533	158,911

Ordinary expenses:
Interest expenses	1,446,494	1,282,373	164,120
(Interest on deposits)	694,231	599,324	94,907
Fees and commissions	128,197	125,048	3,148
Other business expenses	156,008	100,525	55,483
General and administrative expenses	1,139,407	1,084,446	54,961
Other ordinary expenses	373,049	224,589	148,460

Total ordinary expenses	3,243,157	2,816,984	426,173

Ordinary profits	567,287	834,549	(267,262)

Extraordinary gains	160,635	190,255	(29,619)
Extraordinary losses	40,868	66,764	(25,896)

Income before income taxes	687,054	958,040	(270,986)

Income taxes-current	23,917	15,184	8,733
Income taxes refund	9,107	—	9,107
Income taxes-deferred	121,258	273,558	(152,299)

Net income	550,985	669,298	(118,312)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

Statement of Changes in Net Assets (For the fiscal year ended March 31, 2008)

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus		Retained earnings					Total shareholders’ equity
		Capital reserve	Total capital surplus	Revenue reserve	Other retained earnings			Total retained earnings
					Funds for retirement benefits	Other reserve	Earned surplus brought forward
Balances as of March 31, 2007	996,973	2,767,590	2,767,590	190,044	2,432	718,196	717,029	1,627,703	5,392,266

Changes during the period
Issuance of preferred stock		5,700	5,700						5,700
Dividends from retained earnings							(459,580)	(459,580)	(459,580)
Net income							550,985	550,985	550,985
Reversal of land revaluation excess							8,974	8,974	8,974
Net changes in items other than shareholders’ equity

Total changes during the period	—	5,700	5,700	—	—	—	100,379	100,379	106,079

Balances as of March 31, 2008	996,973	2,773,290	2,773,290	190,044	2,432	718,196	817,408	1,728,082	5,498,345

	(in millions of yen)
	Valuation and translation adjustments				Total net assets
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedging instruments	Land revaluation excess	Total valuation and translation adjustments
Balances as of March 31, 2007	1,435,530	(46,187)	240,307	1,629,650	7,021,917

Changes during the period
Issuance of preferred stock					5,700
Dividends from retained earnings					(459,580)
Net income					550,985
Reversal of land revaluation excess					8,974
Net changes in items other than shareholders’ equity	(1,146,452)	127,301	(8,974)	(1,028,124)	(1,028,124)

Total changes during the period	(1,146,452)	127,301	(8,974)	(1,028,124)	(922,045)

Balances as of March 31, 2008	289,078	81,114	231,333	601,526	6,099,871

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

Statement of Changes in Net Assets (For the fiscal year ended March 31, 2007)

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus		Retained earnings						Total shareholders’ equity
		Capital reserve	Total capital surplus	Revenue reserve	Other retained earnings				Total retained earnings
					Reserve for losses on overseas investments	Funds for retirement benefits	Other reserve	Earned surplus brought forward
Balances as of March 31, 2006	996,973	2,767,590	2,767,590	190,044	1	2,432	718,196	494,209	1,404,884	5,169,447

Changes during the period
Dividends from retained earnings								(451,913)	(451,913)	(451,913)
Net income								669,298	669,298	669,298
Reversal of reserve for losses on overseas investments					(1)			1	—	—
Reversal of land revaluation excess								5,434	5,434	5,434
Net changes in items other than shareholders’ equity

Total changes during the period	—	—	—	—	(1)	—	—	222,819	222,818	222,818

Balances as of March 31, 2007	996,973	2,767,590	2,767,590	190,044	—	2,432	718,196	717,029	1,627,703	5,392,266

	(in millions of yen)
	Valuation and translation adjustments				Total net assets
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedging instruments	Land revaluation excess	Total valuation and translation adjustments
Balances as of March 31, 2006	1,190,391	—	245,742	1,436,133	6,605,581

Changes during the period
Dividends from retained earnings					(451,913)
Net income					669,298
Reversal of reserve for losses on overseas investments					—
Reversal of land revaluation excess					5,434
Net changes in items other than shareholders’ equity	245,138	(46,187)	(5,434)	193,516	193,516

Total changes during the period	245,138	(46,187)	(5,434)	193,516	416,335

Balances as of March 31, 2007	1,435,530	(46,187)	240,307	1,629,650	7,021,917

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

Balance Sheets

(in millions of yen)	As of March 31, 2008 (A)	As of March 31, 2007 (B)	Increase (Decrease) (A) - (B)
Assets:
Cash and due from banks	1,238,010	888,167	349,842
Call loans	192,409	177,100	15,309
Receivables under securities borrowing transactions	301,357	150,638	150,718
Commercial paper and other debt purchased	62,605	95,235	(32,629)
Trading assets	274,754	237,307	37,447
Money held in trust	—	9,559	(9,559)
Investment securities	7,071,844	6,836,277	235,567
Allowance for losses on investment securities	(829)	(577)	(252)
Loans and bills discounted	9,778,877	9,890,460	(111,583)
Foreign exchanges	11,454	5,203	6,250
Other assets	869,637	650,789	218,847
Tangible fixed assets	179,703	108,462	71,240
Intangible fixed assets	61,961	60,401	1,559
Deferred tax assets	14,453	—	14,453
Customers’ liabilities for acceptances and guarantees	179,701	257,412	(77,710)
Allowance for credit losses	(100,756)	(122,979)	22,223

Total assets	20,135,186	19,243,460	891,726

Liabilities:
Deposits	12,219,516	11,764,679	454,836
Negotiable certificates of deposit	2,015,437	1,724,653	290,783
Call money	70,629	292,026	(221,397)
Payables under repurchase agreements	651,176	250,604	400,572
Payables under securities lending transactions	319,347	202,248	117,099
Trading liabilities	52,660	32,706	19,954
Borrowed money	1,246,844	916,365	330,479
Foreign exchanges	121	592	(470)
Short-term corporate bonds	231,700	81,900	149,800
Bonds and notes	263,600	299,900	(36,300)
Due to trust accounts	1,156,318	1,328,469	(172,151)
Other liabilities	372,498	291,927	80,571
Reserve for bonuses	4,400	4,432	(31)
Reserve for bonuses to directors	86	90	(4)
Reserve for contingent losses	6,516	9,612	(3,096)
Deferred tax liabilities	—	92,284	(92,284)
Deferred tax liabilities for land revaluation	7,614	6,150	1,464
Acceptances and guarantees	179,701	257,412	(77,710)

Total liabilities	18,798,169	17,556,056	1,242,113

Net assets:
Capital stock	324,279	324,279	—
Capital surplus	412,315	530,334	(118,018)
Capital reserve	250,619	250,619	—
Other capital surplus	161,695	279,714	(118,018)
Retained earnings	505,149	434,303	70,846
Revenue reserve	73,714	73,714	—
Other retained earnings	431,435	360,589	70,846
Reserve for losses on overseas investments	—	0	(0)
Funds for retirement benefits	710	710	—
Other reserve	138,495	138,495	—
Earned surplus brought forward	292,230	221,383	70,847
Total shareholders’ equity	1,241,744	1,288,916	(47,171)
Net unrealized gains (losses) on other securities	111,342	415,045	(303,703)
Net deferred gains (losses) on hedging instruments	(5,899)	(6,858)	958
Land revaluation excess	(10,170)	(9,699)	(471)
Total valuation and translation adjustments	95,272	398,487	(303,215)

Total net assets	1,337,016	1,687,403	(350,387)

Total liabilities and net assets	20,135,186	19,243,460	891,726

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2008 (A)	For the fiscal year ended March 31, 2007 (B)	Increase (Decrease) (A) - (B)
Ordinary income:
Trust fees	113,866	111,075	2,791
Interest income	343,632	348,257	(4,624)
(Interest on loans and bills discounted)	159,301	143,732	15,568
(Interest and dividends on securities)	151,267	171,645	(20,377)
Fees and commissions	137,795	165,111	(27,316)
Trading income	2,440	17,197	(14,757)
Other business income	45,028	28,407	16,621
Other ordinary income	21,562	39,031	(17,469)

Total ordinary income	664,325	709,081	(44,756)

Ordinary expenses:
Interest expenses	169,800	123,150	46,650
(Interest on deposits)	82,856	67,282	15,574
Fees and commissions	23,220	24,087	(866)
Trading expenses	—	172	(172)
Other business expenses	68,394	51,319	17,074
General and administrative expenses	194,009	204,764	(10,755)
Other ordinary expenses	36,179	27,228	8,951

Total ordinary expenses	491,604	430,721	60,883

Ordinary profits	172,720	278,360	(105,639)

Extraordinary gains	32,627	10,558	22,069
Extraordinary losses	8,029	4,844	3,184

Income before income taxes	197,319	284,073	(86,754)

Income taxes-current	(67)	631	(699)
Income taxes-deferred	83,242	71,800	11,442

Net income	114,144	211,642	(97,497)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

Statement of Changes in Net Assets (For the fiscal year ended March 31, 2008)

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus			Retained earnings						Total shareholders’ equity
		Capital reserve	Other capital surplus	Total capital surplus	Revenue reserve	Other retained earnings				Total retained earnings
						Reserve for losses on overseas investments	Funds for retirement benefits	Other reserve	Earned surplus brought forward
Balances as of March 31, 2007	324,279	250,619	279,714	530,334	73,714	0	710	138,495	221,383	434,303	1,288,916
Changes during the period
Reversal of reserve for losses on overseas investments						(0)			0	—	—
Dividends from surplus			(118,018)	(118,018)					(43,190)	(43,190)	(161,209)
Net income									114,144	114,144	114,144
Reversal of land revaluation excess									(107)	(107)	(107)
Net changes in items other than shareholders’ equity
Total changes during the period	—	—	(118,018)	(118,018)	—	(0)	—	—	70,847	70,846	(47,171)
Balances as of March 31, 2008	324,279	250,619	161,695	412,315	73,714	—	710	138,495	292,230	505,149	1,241,744

	(in millions of yen)
	Valuation and translation adjustments				Total net assets
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedging instruments	Land revaluation excess	Total valuation and translation adjustments
Balances as of March 31, 2007	415,045	(6,858)	(9,699)	398,487	1,687,403
Changes during the period
Reversal of reserve for losses on overseas investments					—
Dividends from surplus					(161,209)
Net income					114,144
Reversal of land revaluation excess					(107)
Net changes in items other than shareholders’ equity	(303,703)	958	(471)	(303,215)	(303,215)
Total changes during the period	(303,703)	958	(471)	(303,215)	(350,387)
Balances as of March 31, 2008	111,342	(5,899)	(10,170)	95,272	1,337,016

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

Statement of Changes in Net Assets (For the fiscal year ended March 31, 2007)

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus			Retained earnings						Total shareholders’ equity
		Capital reserve	Other capital surplus	Total capital surplus	Revenue reserve	Other retained earnings				Total retained earnings
						Reserve for losses on overseas investments	Funds for retirement benefits	Other reserve	Earned surplus brought forward
Balances as of March 31, 2006	324,279	582,419	—	582,419	73,714	1	710	188,495	(1,955)	260,964	1,167,662
Changes during the period
Transfer from capital reserve to other capital surplus		(331,800)	331,800	—							—
Reversal of reserve for losses on overseas investments (*)						(0)			0	—	—
Reversal of reserve for losses on overseas investments						(0)			0	—	—
Transfer from other reserve to earned surplus brought forward (*)								(50,000)	50,000	—	—
Dividends from surplus (*)									(25,429)	(25,429)	(25,429)
Dividends from surplus			(52,085)	(52,085)					(11,851)	(11,851)	(63,936)
Net income									211,642	211,642	211,642
Reversal of land revaluation excess									(1,021)	(1,021)	(1,021)
Net changes in items other than shareholders’ equity
Total changes during the period	—	(331,800)	279,714	(52,085)	—	(0)	—	(50,000)	223,339	173,338	121,253
Balances as of March 31, 2007	324,279	250,619	279,714	530,334	73,714	0	710	138,495	221,383	434,303	1,288,916

	(in millions of yen)
	Valuation and translation adjustments				Total net assets
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedging instruments	Land revaluation excess	Total valuation and translation adjustments
Balances as of March 31, 2006	378,266	—	(10,721)	367,545	1,535,208
Changes during the period
Transfer from capital reserve to other capital surplus					—
Reversal of reserve for losses on overseas investments (*)					—
Reversal of reserve for losses on overseas investments					—
Transfer from other reserve to earned surplus brought forward (*)					—
Dividends from surplus (*)					(25,429)
Dividends from surplus					(63,936)
Net income					211,642
Reversal of land revaluation excess					(1,021)
Net changes in items other than shareholders’ equity	36,778	(6,858)	1,021	30,942	30,942
Total changes during the period	36,778	(6,858)	1,021	30,942	152,195
Balances as of March 31, 2007	415,045	(6,858)	(9,699)	398,487	1,687,403

(*)	Approved at annual general meeting of shareholders on June 2006.

Mitsubishi UFJ Financial Group, Inc.

2.	Statements of Trust Assets and Liabilities

MUTB Non-consolidated

(1) Statements of Trust Assets and Liabilities including Trust Assets under Service-Shared Co-Trusteeship

(in millions of yen)	As of March 31, 2008 (A)	As of March 31, 2007 (B)	Increase (Decrease) (A) - (B)
Assets:
Loans and bills discounted	258,808	318,762	(59,954)
Securities	56,653,850	51,797,506	4,856,344
Beneficiary rights to the trust	29,364,988	24,954,882	4,410,105
Securities held in custody accounts	1,447,409	1,327,575	119,834
Money claims	12,088,390	12,639,248	(550,858)
Tangible fixed assets	9,006,213	7,810,422	1,195,790
Intangible fixed assets	135,336	91,057	44,278
Other claims	2,526,318	3,005,010	(478,692)
Call loans	1,562,454	1,321,679	240,775
Due from banking account	1,462,686	1,542,327	(79,640)
Cash and due from banks	2,470,131	1,442,039	1,028,092

Total assets	116,976,588	106,250,513	10,726,075

Liabilities:
Money trusts	27,359,053	30,086,680	(2,727,626)
Pension trusts	13,188,924	13,444,615	(255,691)
Property formation benefit trusts	12,672	13,978	(1,306)
Loan trusts	233,164	379,728	(146,563)
Investment trusts	27,242,745	23,220,314	4,022,430
Money entrusted other than money trusts	2,782,420	2,909,555	(127,135)
Securities trusts	1,812,150	1,773,451	38,698
Money claim trusts	12,611,728	13,099,740	(488,011)
Equipment trusts	39,597	42,461	(2,863)
Land and fixtures trusts	105,398	114,487	(9,088)
Composite trusts	31,588,732	21,165,498	10,423,233

Total liabilities	116,976,588	106,250,513	10,726,075

Note: The table shown above includes master trust assets under the service-shared co-trusteeship between Mitsubishi UFJ Trust and Banking Corporation and The Master Trust Bank of Japan, Ltd.

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(2) Supplemental Data as of March 31, 2008

Detailed information for money trusts and loan trusts which repayment of the principal to the customers is guaranteed (including trusts for which beneficiary interests are re-entrusted)

Money trusts

(in millions of yen)
Assets:
Loans and bills discounted	152,562
Securities	129,189
Other	997,065

Total	1,278,817

Liabilities:
Principal	1,277,958
Allowance for bad debts	457
Other	400

Total	1,278,817

Loan trusts

(in millions of yen)
Assets:
Loans and bills discounted	—
Securities	—
Other	234,464

Total	234,464

Liabilities:
Principal	231,508
Special internal reserves	1,382
Other	1,572

Total	234,464

(3) Comparison of major items

(in millions of yen)	As of March 31, 2008 (A)	As of March 31, 2007 (B)	Increase (Decrease) (A) - (B)
Total funds	55,028,768	57,414,336	(2,385,567)
Deposits	12,219,516	11,764,679	454,836
Negotiable certificates of deposit	2,015,437	1,724,653	290,783
Money trusts	27,359,053	30,086,680	(2,727,626)
Pension trusts	13,188,924	13,444,615	(255,691)
Property formation benefit trusts	12,672	13,978	(1,306)
Loan trusts	233,164	379,728	(146,563)

Loans and bills discounted	10,037,685	10,209,222	(171,537)
Banking account	9,778,877	9,890,460	(111,583)
Trust account	258,808	318,762	(59,954)

Investment securities	63,725,695	58,633,784	5,091,911

Note: The table shown above includes master trust assets under the service-shared co-trusteeship between Mitsubishi UFJ Trust and Banking Corporation and The Master Trust Bank of Japan, Ltd.

Mitsubishi UFJ Financial Group, Inc.

3.	Financial Results

MUFG Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2008 (A)	March 31, 2007 (B)
Gross profits	3,512,683	3,726,674	(213,991)
(Gross profits before credit costs for trust accounts)	3,512,716	3,726,793	(214,077)
Net interest income	1,842,097	1,904,467	(62,369)
Trust fees	151,720	152,945	(1,224)
Credit costs for trust accounts (1)	(33)	(118)	85
Net fees and commissions	1,073,558	1,158,623	(85,065)
Net trading profits	365,315	315,042	50,272
Net other business profits	79,990	195,595	(115,604)
Net gains (losses) on debt securities	31,009	(18,884)	49,894
General and administrative expenses	2,115,815	2,074,029	41,786
Amortization of goodwill	14,397	9,047	5,350
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,411,298	1,661,811	(250,513)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,396,900	1,652,764	(255,863)
Provision for general allowance for credit losses (2)	41,043	—	41,043
Net business profits*	1,437,910	1,652,645	(214,734)
Net non-recurring gains (losses)	(408,897)	(195,565)	(213,331)
Credit related costs (3)	(344,735)	(196,138)	(148,596)
Losses on loan write-offs	(251,597)	(193,368)	(58,229)
Provision for specific allowance for credit losses	(69,847)	—	(69,847)
Other credit related costs	(23,289)	(2,770)	(20,519)
Net gains (losses) on equity securities	(24,874)	127,176	(152,050)
Gains on sales of equity securities	176,970	169,738	7,232
Losses on sales of equity securities	(14,739)	(3,830)	(10,909)
Losses on write-down of equity securities	(187,104)	(38,731)	(148,373)
Profits (losses) from investments in affiliates	13,042	(80,621)	93,663
Other non-recurring gains (losses)	(52,329)	(45,981)	(6,348)
Amortization of goodwill	4,611	3,210	1,401

Ordinary profits	1,029,013	1,457,080	(428,066)

Net extraordinary gains (losses)	(8,133)	51,650	(59,784)
Gains on loans written-off (4)	39,875	111,229	(71,354)
Reversal of allowance for credit losses (5)	—	9,337	(9,337)
Reversal of reserve for contingent losses included in credit related costs (6)	2,120	—	2,120
Losses on impairment of fixed assets	(14,719)	(18,641)	3,921
Provision for reserve for losses related to business restructuring	(64,049)	—	(64,049)
Income before income taxes and others	1,020,879	1,508,730	(487,851)
Income taxes-current	100,129	115,091	(14,961)
Income taxes-deferred	201,091	413,731	(212,640)
Minority interests	83,034	98,910	(15,876)

Net income	636,624	880,997	(244,372)

Note:

*	Net business profits = Banking subsidiaries’ Net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses -Amortization of goodwill - Inter-company transactions

(Reference)

Total credit costs (1)+(2)+(3)+(5)+(6)	(301,604)	(186,920)	(114,684)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)+(6)	(261,729)	(75,691)	(186,038)
Number of consolidated subsidiaries	242	253	(11)
Number of affiliated companies accounted for under the equity method	43	48	(5)

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2008 (A)	March 31, 2007 (B)
Gross profits	2,309,252	2,428,014	(118,761)
(Gross profits before credit costs for trust accounts)	2,309,286	2,428,133	(118,847)
Net interest income	1,410,355	1,412,093	(1,737)
Trust fees	113,866	111,075	2,791
Credit related costs for trust accounts (1)	(33)	(118)	85
Net fees and commissions	497,079	566,568	(69,488)
Net trading profits	221,639	157,224	64,415
Net other business profits	66,311	181,053	(114,741)
Net gains (losses) on debt securities	34,571	(15,664)	50,236
General and administrative expenses	1,293,792	1,254,039	39,753
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,015,493	1,174,093	(158,600)
Provision for general allowance for credit losses (2)	—	(1,758)	1,758
Net business profits	1,015,459	1,172,216	(156,756)
Net non-recurring gains (losses)	(275,452)	(59,306)	(216,145)
Credit related costs (3)	(175,514)	(129,141)	(46,372)
Losses on loan write-offs	(164,419)	(116,606)	(47,813)
Provision for specific allowance for credit losses	—	(4,558)	4,558
Other credit related costs	(11,094)	(7,976)	(3,117)
Net gains (losses) on equity securities	(73,356)	108,474	(181,831)
Gains on sales of equity securities	120,691	153,197	(32,506)
Losses on sales of equity securities	(13,076)	(3,176)	(9,899)
Losses on write-down of equity securities	(180,971)	(41,545)	(139,425)
Other non-recurring gains (losses)	(26,582)	(38,639)	12,057

Ordinary profits	740,007	1,112,909	(372,902)

Net extraordinary gains (losses)	144,365	129,204	15,161
Gains on loans written-off (4)	36,066	102,005	(65,938)
Reversal of allowance for credit losses (5)	79,870	90,556	(10,686)
Reversal of reserve for contingent losses included in credit related costs (6)	9,454	—	9,454
Losses on impairment of fixed assets	(8,754)	(15,190)	6,436
Income before income taxes	884,373	1,242,113	(357,740)
Income taxes-current	23,849	15,815	8,034
Income taxes refund	9,107	—	9,107
Income taxes-deferred	204,500	345,358	(140,857)

Net income	665,130	880,940	(215,809)

(Reference)
Total credit costs (1)+(2)+(3)+(5)+(6)	(86,222)	(40,462)	(45,760)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)+(6)	(50,155)	61,543	(111,699)

Mitsubishi UFJ Financial Group, Inc.

BTMU Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2008 (A)	March 31, 2007 (B)

Gross profits	2,820,419	2,907,417	(86,998)
Net interest income	1,721,075	1,719,800	1,275
Trust fees	24,470	24,562	(91)
Net fees and commissions	753,130	807,590	(54,460)
Net trading profits	217,106	144,088	73,018
Net other business profits	104,635	211,375	(106,740)
Net gains (losses) on debt securities	55,435	(2,285)	57,720
General and administrative expenses	1,634,683	1,614,485	20,197
Amortization of goodwill	3,882	1,675	2,206
Net business profits before provision for general allowance for credit losses and amortization of goodwill	1,189,618	1,294,607	(104,988)
Net business profits before provision for general allowance for credit losses	1,185,735	1,292,931	(107,195)
Provision for general allowance for credit losses (1)	30,439	—	30,439
Net business profits*	1,216,175	1,292,931	(76,756)
Net non-recurring gains (losses)	(421,765)	(114,453)	(307,312)
Credit related costs (2)	(352,440)	(200,788)	(151,652)
Losses on loan write-offs	(250,115)	(191,280)	(58,834)
Provision for specific allowance for credit losses	(77,530)	—	(77,530)
Other credit related costs	(24,794)	(9,507)	(15,287)
Net gains (losses) on equity securities	(25,318)	108,658	(133,976)
Gains on sales of equity securities	145,849	138,811	7,038
Losses on sales of equity securities	(15,861)	(1,305)	(14,555)
Losses on write-down of equity securities	(155,305)	(28,846)	(126,459)
Profits (losses) from investments in affiliates	7,441	11,826	(4,384)
Other non-recurring gains (losses)	(51,447)	(34,149)	(17,298)

Ordinary profits	794,409	1,178,478	(384,068)

Net extraordinary gains (losses)	58,296	52,522	5,774
Gains on loans written-off (3)	34,296	101,128	(66,831)
Reversal of allowance for credit losses (4)	—	12,087	(12,087)
Reversal of reserve for contingent losses included in credit related costs (5)	169	—	169
Losses on impairment of fixed assets	(11,903)	(12,520)	616
Gain on change in subsidiary’s equity from the third-party allotment of new shares	71,453	—	71,453
Provision for reserve for losses related to business restructuring	(64,049)	—	(64,049)
Income before income taxes and others	852,706	1,231,000	(378,294)
Income taxes-current	81,361	65,071	16,290
Income taxes refund	10,830	—	10,830
Income taxes-deferred	120,412	348,456	(228,043)
Minority interests	70,308	72,988	(2,679)

Net income	591,452	744,484	(153,031)

Note:

*       Net business profits = Net business profits of The Bank of Tokyo-Mitsubishi UFJ + consolidated entities’ gross profits - consolidated entities’ general and administrative expenses - consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions.

(Reference)
Total credit costs (1)+(2)+(4)+(5)	(321,832)	(188,701)	(133,131)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)	(287,535)	(87,572)	(199,963)
Number of consolidated subsidiaries	165	179	(14)
Number of affiliated companies accounted for under the equity method	47	50	(3)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2008 (A)	March 31, 2007 (B)
Gross profits	1,927,875	1,956,671	(28,795)
Domestic gross profits	1,418,784	1,364,941	53,843
Net interest income	1,059,844	992,490	67,354
Net fees and commissions	289,030	331,828	(42,798)
Net trading profits	33,268	15,058	18,209
Net other business profits	36,641	25,563	11,078
Net gains (losses) on debt securities	43,221	2,508	40,713
Non-domestic gross profits	509,090	591,729	(82,639)
Net interest income	176,648	194,472	(17,824)
Net fees and commissions	93,475	93,715	(239)
Net trading profits	185,931	125,139	60,791
Net other business profits	53,035	178,402	(125,366)
Net gains (losses) on debt securities	15,690	(2,859)	18,549
General and administrative expenses	1,099,646	1,056,904	42,741
Personnel expenses	367,802	352,230	15,571
Non-personnel expenses	670,515	644,896	25,618
Taxes	61,328	59,777	1,551
Net business profits before provision for general allowance for credit losses	828,229	899,766	(71,537)
Provision for general allowance for credit losses (1)	—	—	—
Net business profits	828,229	899,766	(71,537)
Net non-recurring gains (losses)	(260,942)	(65,216)	(195,725)
Credit related costs (2)	(175,769)	(129,314)	(46,455)
Losses on loan write-offs	(163,173)	(114,843)	(48,329)
Provision for specific allowance for credit losses	—	—	—
Other credit related costs	(12,596)	(14,470)	1,874
Net gains (losses) on equity securities	(57,138)	93,895	(151,034)
Gains on sales of equity securities	106,917	129,722	(22,804)
Losses on sales of equity securities	(11,209)	(1,256)	(9,953)
Losses on write-down of equity securities	(152,846)	(34,570)	(118,275)
Other non-recurring gains (losses)	(28,033)	(29,797)	1,763

Ordinary profits	567,287	834,549	(267,262)

Net extraordinary gains (losses)	119,767	123,490	(3,723)
Gains on loans written-off (3)	30,685	92,173	(61,488)
Reversal of allowance for credit losses (4)	60,979	90,556	(29,577)
Reversal of reserve for contingent losses included in credit related costs (5)	7,565	—	7,565
Losses on impairment of fixed assets	(5,294)	(12,291)	6,997
Income before income taxes	687,054	958,040	(270,986)
Income taxes-current	23,917	15,184	8,733
Income taxes refund	9,107	—	9,107
Income taxes-deferred	121,258	273,558	(152,299)

Net income	550,985	669,298	(118,312)

(Reference)
Total credit costs (1)+(2)+(4)+(5)	(107,224)	(38,757)	(68,467)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)	(76,539)	53,416	(129,955)

Mitsubishi UFJ Financial Group, Inc.

MUTB Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2008 (A)	March 31, 2007 (B)
Gross profits	438,253	515,207	(76,954)
(Gross profits before credit costs for trust accounts)	438,286	515,326	(77,039)
Trust fees	127,299	128,383	(1,083)
Trust fees before credit costs for trust accounts	127,332	128,501	(1,169)
Loan trusts and money trusts fees (Jointly operated designated money trusts before credit costs for trust accounts)	15,302	14,518	784
Other trust fees	112,030	113,983	(1,953)
Credit related costs for trust accounts (1)	(33)	(118)	85
Net interest income	177,041	212,791	(35,749)
Net fees and commissions	151,924	177,516	(25,591)
Net trading profits	5,084	19,560	(14,475)
Net other business profits	(23,096)	(23,042)	(53)
Net gains (losses) on debt securities	(24,340)	(15,314)	(9,025)
General and administrative expenses	240,879	243,445	(2,566)
Amortization of goodwill	—	77	(77)
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	197,407	271,957	(74,550)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	197,407	271,880	(74,472)
Provision for general allowance for credit losses (2)	—	(2,332)	2,332
Net business profits*	197,374	269,429	(72,055)
Net non-recurring gains (losses)	(13,710)	12,165	(25,876)
Credit related costs (3)	22	49	(26)
Losses on loan write-offs	(1,482)	(2,083)	601
Provision for specific allowance for credit losses	—	(4,360)	4,360
Other credit related costs	1,504	6,493	(4,988)
Net gains (losses) on equity securities	(16,000)	15,647	(31,648)
Gains on sales of equity securities	13,990	23,606	(9,615)
Losses on sales of equity securities	(1,866)	(1,949)	83
Losses on write-down of equity securities	(28,124)	(6,008)	(22,115)
Profits (losses) from investments in affiliates	1,359	2,759	(1,400)
Other non-recurring gains (losses)	908	(6,290)	7,198

Ordinary profits	183,664	281,595	(97,931)

Net extraordinary gains (losses)	25,596	4,334	21,262
Gains on loans written-off (4)	5,506	9,937	(4,431)
Reversal of allowance for credit losses (5)	18,674	—	18,674
Reversal of reserve for contingent losses included in credit related costs (6)	1,888	—	1,888
Losses on impairment of fixed assets	(485)	(5,876)	5,391
Income before income taxes and others	209,260	285,929	(76,669)
Income taxes-current	3,631	6,505	(2,873)
Income taxes-deferred	85,445	70,107	15,338
Minority interests	2,133	1,385	747

Net income	118,049	207,931	(89,881)

Notes:

*       Net business profits = Net business profits of Mitsubishi UFJ Trust and Banking Corporation + consolidated entities’ gross profits - consolidated entities’ general and administrative expenses - consolidated entities’ provision for general allowance for credit losses - amortization of goodwill - inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(5)+(6)	20,552	(2,401)	22,954
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)+(6)	26,059	7,536	18,523
Number of consolidated subsidiaries	25	22	3
Number of affiliated companies accounted for under the equity method	10	8	2

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2008 (A)	March 31, 2007 (B)
Gross profits	381,377	471,343	(89,965)
(Gross profits before credit costs for trust accounts)*	381,410	471,462	(90,051)
Domestic gross profits	421,251	465,916	(44,665)
Trust fees	113,866	111,075	2,791
Trust fees before credit costs for trust accounts*	113,899	111,193	2,705
Loan trusts and money trusts fees (Jointly operated designated money trusts before credit costs for trust accounts)*	15,302	14,518	784
Other trust fees	98,597	96,675	1,921
Credit related costs for trust accounts** (1)	(33)	(118)	85
Net interest income	158,087	200,354	(42,267)
Net fees and commissions	114,852	141,263	(26,411)
Net trading profits	16,751	27,541	(10,789)
Net other business profits	17,693	(14,316)	32,010
Net gains (losses) on debt securities	17,579	(10,276)	27,855
Non-domestic gross profits	(39,873)	5,426	(45,300)
Trust fees	0	0	(0)
Net interest income	15,774	24,775	(9,000)
Net fees and commissions	(277)	(238)	(39)
Net trading profits	(14,311)	(10,515)	(3,796)
Net other business profits	(41,058)	(8,595)	(32,463)
Net gains (losses) on debt securities	(41,919)	(5,038)	(36,881)
General and administrative expenses	194,146	197,134	(2,988)
Personnel expenses	58,189	62,947	(4,757)
Non-personnel expenses	126,048	125,232	815
Taxes	9,908	8,954	953
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses*	187,264	274,327	(87,063)
Provision for general allowance for credit losses (2)	—	(1,758)	1,758
Net business profits	187,230	272,449	(85,218)
Net non-recurring gains (losses)	(14,510)	5,910	(20,420)
Credit related costs (3)	255	172	82
Losses on loan write-offs	(1,245)	(1,762)	516
Provision for specific allowance for credit losses	—	(4,558)	4,558
Other credit related costs	1,501	6,493	(4,992)
Net gains (losses) on equity securities	(16,217)	14,579	(30,796)
Gains on sales of equity securities	13,773	23,474	(9,701)
Losses on sales of equity securities	(1,866)	(1,920)	54
Losses on write-down of equity securities	(28,124)	(6,974)	(21,149)
Other non-recurring gains (losses)	1,451	(8,841)	10,293

Ordinary profits	172,720	278,360	(105,639)

Net extraordinary gains (losses)	24,598	5,713	18,885
Gains on loans written-off (4)	5,381	9,831	(4,450)
Reversal of allowance for credit losses (5)	18,890	—	18,890
Reversal of reserve for contingent losses included in credit related costs (6)	1,888	—	1,888
Losses on impairment of fixed assets	(3,460)	(2,899)	(560)
Income before income taxes	197,319	284,073	(86,754)
Income taxes-current	(67)	631	(699)
Income taxes-deferred	83,242	71,800	11,442

Net income	114,144	211,642	(97,497)

Notes:

* Amounts before credit costs for loans in trusts with contracts for compensating the principal ** Credit costs for loans in trusts with contracts for compensating the principal (Reference)

Total credit costs (1)+(2)+(3)+(5)+(6)	21,002	(1,704)	22,706
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)+(6)	26,383	8,127	18,256

Mitsubishi UFJ Financial Group, Inc.

4.	Average Interest Rate Spread

BTMU Non-consolidated

	(percentage per annum)
(All branches)	For the fiscal year ended March 31, 2008 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2007 (B)
Total average interest rate on interest-earning assets (a)	2.24	0.22	2.02
Average interest rate on loans and bills discounted (b)	2.32	0.24	2.07
Average interest rate on investment securities	1.76	0.27	1.48

Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	2.09	0.21	1.88

Average interest rate on deposits and NCD (d)	0.75	0.11	0.64
Average interest rate on other liabilities	2.79	0.74	2.05

Overall interest rate spread (a)-(c)	0.15	0.01	0.13

Interest rate spread (b)-(d)	1.56	0.12	1.43

(Domestic business segment)	(percentage per annum)
Total average interest rate on interest-earning assets (e)	1.39	0.24	1.15
Average interest rate on loans and bills discounted (f)	1.78	0.26	1.51
Average interest rate on investment securities	1.01	0.21	0.80

Total average interest rate on interest-bearing liabilities (g) <including general and administrative expenses>	1.20	0.22	0.98

Average interest rate on deposits and NCD (h)	0.25	0.15	0.10
Average interest rate on other liabilities	0.96	0.38	0.57

Overall interest rate spread (e)-(g)	0.18	0.01	0.16

Interest rate spread (f)-(h)	1.52	0.11	1.41

MUTB Non-consolidated
	(percentage per annum)
(All branches)	For the fiscal year ended March 31, 2008 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2007 (B)
Total average interest rate on interest-earning assets (a)	2.01	(0.04)	2.06
Average interest rate on loans and bills discounted (b)	1.66	0.24	1.42
Average interest rate on investment securities	2.53	(0.47)	3.00

Total average interest rate on interest-bearing liabilities (c)	1.01	0.27	0.73

Average interest rate on deposits and NCD (d)	0.78	0.13	0.64

Overall interest rate spread (a)-(c)	1.00	(0.32)	1.32

Interest rate spread (b)-(d)	0.88	0.11	0.77

(Domestic business segment)	(percentage per annum)
Total average interest rate on interest-earning assets (e)	1.50	(0.06)	1.57
Average interest rate on loans and bills discounted (f)	1.48	0.24	1.24
Average interest rate on investment securities	1.84	(0.72)	2.57

Total average interest rate on interest-bearing liabilities (g)	0.45	0.22	0.23

Average interest rate on deposits and NCD (h)	0.43	0.21	0.22

Overall interest rate spread (e)-(g)	1.04	(0.29)	1.34

Interest rate spread (f)-(h)	1.05	0.03	1.02

BTMU and MUTB Combined
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2008 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2007 (B)
Average interest rate on loans and bills discounted (a)	1.74	0.26	1.48

Average interest rate on deposits and NCD (b)	0.27	0.15	0.12

Interest rate spread (a)-(b)	1.46	0.10	1.35

Mitsubishi UFJ Financial Group, Inc.

5.	Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of March 31, 2008
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix / pay-floater	15,728.2	13,782.3	682.4	30,193.0
Receive-floater / pay-fix	1,852.6	844.1	964.8	3,661.6
Receive-floater / pay-floater	—	—	20.0	20.0
Receive-fix / pay-fix	—	—	—	—

Total	17,580.8	14,626.4	1,667.3	33,874.6

BTMU Consolidated
	(in billions of yen)
	As of March 31, 2008
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix / pay-floater	14,567.9	10,978.9	578.5	26,125.4
Receive-floater / pay-fix	1,805.8	287.8	300.4	2,394.1
Receive-floater / pay-floater	—	—	20.0	20.0
Receive-fix / pay-fix	—	—	—	—

Total	16,373.8	11,266.8	898.9	28,539.5

MUTB Consolidated
	(in billions of yen)
	As of March 31, 2008
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix / pay-floater	1,271.1	3,041.9	114.0	4,427.0
Receive-floater / pay-fix	100.7	613.9	675.5	1,390.2
Receive-floater / pay-floater	—	—	—	—
Receive-fix / pay-fix	—	—	—	—

Total	1,371.9	3,655.8	789.5	5,817.3

Mitsubishi UFJ Financial Group, Inc.

6.	Securities

MUFG Consolidated

Fair Value information on Securities

	(in millions of yen)
	As of March 31, 2008				As of March 31, 2007
	Net unrealized gains (losses)				Net unrealized gains (losses)
	(A)	(A) - (B)	Gains	Losses	(B)	Gains	Losses
Debt securities being held to maturity	20,237	19,280	22,483	2,245	957	9,085	8,128
Other Securities	1,004,875	(2,379,356)	2,012,453	1,007,578	3,384,231	3,693,293	309,062
Domestic equity securities	1,377,953	(1,843,355)	1,737,517	359,564	3,221,309	3,322,569	101,260
Domestic bonds	(8,847)	61,543	82,767	91,614	(70,390)	17,401	87,792
Other	(364,231)	(597,543)	192,167	556,398	233,312	353,322	120,010
Total	1,025,112	(2,360,075)	2,034,936	1,009,824	3,385,188	3,702,378	317,190
Domestic equity securities	1,377,953	(1,843,355)	1,737,517	359,564	3,221,309	3,322,569	101,260
Domestic bonds	10,306	80,432	103,946	93,640	(70,126)	25,227	95,353
Other	(363,147)	(597,152)	193,472	556,619	234,005	354,581	120,576

(*1)	This table includes negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others in addition to “Investment securities”.

(*2)	“Other securities” are recorded on the consolidated balance sheets at market prices. Net unrealized gains (losses) of other securities represent the difference between the acquisition costs and values indicated on the consolidated balance sheets.

(*3)	Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

Redemption schedule of other securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of March 31, 2008				As of March 31, 2007
	within 1 year	1 year to 5 years	5 years to 10 years	Over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	Over 10 years
Domestic bonds	8,972,284	7,467,376	4,633,923	2,279,647	10,596,001	12,664,261	3,125,002	2,455,035
Government bonds	8,200,246	4,273,924	3,634,820	1,731,595	9,895,337	8,755,617	2,145,338	2,121,023
Municipal bonds	24,752	145,509	105,963	3,846	37,778	209,271	66,686	4,054
Corporate bonds	747,285	3,047,942	893,139	544,205	662,885	3,699,372	912,976	329,958
Other Bonds	799,114	3,425,040	2,761,209	5,570,201	1,187,129	3,299,392	2,536,220	4,733,674
Foreign bonds	589,635	2,986,504	1,440,348	2,955,942	884,004	2,994,537	1,423,215	2,159,932
Other	209,479	438,536	1,320,861	2,614,259	303,124	304,854	1,113,004	2,573,742
Total	9,771,398	10,892,417	7,395,133	7,849,848	11,783,130	15,963,653	5,661,222	7,188,710

(*)	This table includes negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others in addition to “Investment securities”.

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

Fair Value information on Securities

	(in millions of yen)
	As of March 31, 2008				As of March 31, 2007
	Net unrealized gains (losses)				Net unrealized gains (losses)
	(A)	(A) - (B)	Gains	Losses	(B)	Gains	Losses
Debt securities being held to maturity	2,156	7,997	2,245	89	(5,841)	39	5,880
Stocks of subsidiaries and affiliates	230,897	(391,675)	263,458	32,561	622,572	623,403	830
Other Securities	521,370	(1,862,598)	1,349,257	827,886	2,383,969	2,648,173	264,204
Domestic equity securities	813,434	(1,417,403)	1,135,669	322,235	2,230,837	2,330,743	99,905
Domestic bonds	(33,744)	43,065	54,403	88,148	(76,810)	9,030	85,841
Other	(258,318)	(488,261)	159,184	417,503	229,942	308,399	78,456
Total	754,423	(2,246,276)	1,614,961	860,537	3,000,700	3,271,616	270,915
Domestic equity securities	795,676	(1,576,288)	1,143,619	347,942	2,371,965	2,471,871	99,905
Domestic bonds	(31,588)	51,035	56,648	88,237	(82,624)	9,058	91,682
Other	(9,664)	(721,023)	414,693	424,357	711,359	790,686	79,326

(*1)	This table includes negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others in addition to “Investment securities”.

(*2)	“Other securities” are recorded on balance sheets at market prices. Net unrealized gains (losses) of other securities represent the difference between the acquisition costs and values indicated on balance sheets.

(*3)	Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

Redemption schedule of other securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of March 31, 2008				As of March 31, 2007
	within 1 year	1 year to 5 years	5 years to 10 years	Over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	Over 10 years
Domestic bonds	8,354,643	4,949,482	3,751,219	2,140,905	10,316,581	10,448,646	1,959,364	2,367,306
Government bonds	7,666,459	2,236,554	2,804,031	1,597,262	9,663,043	7,009,055	1,032,992	2,038,312
Municipal bonds	1,934	69,182	102,839	3,440	32,874	120,482	63,115	3,627
Corporate bonds	686,249	2,643,745	844,349	540,202	620,662	3,319,108	863,256	325,366
Other Bonds	628,813	2,324,552	1,455,500	4,761,405	944,796	2,592,339	1,397,326	3,893,843
Foreign bonds	426,815	2,072,678	633,612	2,720,542	643,272	2,422,008	770,932	2,004,998
Other	201,998	251,873	821,887	2,040,863	301,524	170,330	626,394	1,888,844
Total	8,983,457	7,274,034	5,206,720	6,902,311	11,261,377	13,040,986	3,356,691	6,261,149

(*)	This table includes negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others in addition to “Investment securities”.

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

Fair Value information on Securities

	(in millions of yen)
	As of March 31, 2008				As of March 31, 2007
	Net unrealized gains (losses)				Net unrealized gains (losses)
	(A)	(A) - (B)	Gains	Losses	(B)	Gains	Losses
Debt securities being held to maturity	18,023	10,287	18,023	—	7,735	7,747	11
Stocks of subsidiaries and affiliates	(1,709)	(1,644)	—	1,709	(64)	—	64
Other Securities	194,332	(491,902)	356,204	161,871	686,235	710,832	24,596
Domestic equity securities	250,074	(401,738)	307,317	57,243	651,812	667,935	16,122
Domestic bonds	23,869	16,313	25,194	1,324	7,555	8,072	516
Other	(79,610)	(106,477)	23,692	103,302	26,867	34,823	7,956
Total	210,647	(483,260)	374,227	163,580	693,907	718,579	24,672
Domestic equity securities	250,074	(401,738)	307,317	57,243	651,812	667,935	16,122
Domestic bonds	41,892	26,601	43,217	1,324	15,291	15,820	528
Other	(81,320)	(108,122)	23,692	105,012	26,802	34,823	8,021

(*1)	This table includes beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others in addition to “Investment securities”.

(*2)	“Other securities” are recorded on balance sheets at market prices. Net unrealized gains (losses) of other securities represent the difference between the acquisition costs and values indicated on balance sheets.

(*3)	Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

Redemption schedule of other securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of March 31, 2008				As of March 31, 2007
	within 1 year	1 year to 5 years	5 years to 10 years	Over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	Over 10 years
Domestic bonds	339,190	2,373,863	776,156	63,960	12,791	2,112,198	1,083,758	5,018
Government bonds	299,730	1,997,284	737,671	59,552	803	1,733,663	1,037,299	—
Municipal bonds	19,499	60,824	1,599	406	4,883	78,448	3,569	426
Corporate bonds	19,960	315,754	36,885	4,002	7,104	300,086	42,889	4,592
Other Bonds	109,503	856,819	901,088	257,781	114,325	513,426	761,712	182,945
Foreign bonds	107,924	703,530	757,357	227,180	112,927	404,424	596,645	145,993
Other	1,579	153,289	143,730	30,600	1,398	109,001	165,066	36,951
Total	448,693	3,230,683	1,677,245	321,742	127,117	2,625,625	1,845,470	187,964

(*)	This table includes beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others in addition to “Investment securities”.

Mitsubishi UFJ Financial Group, Inc.

7.	Return on Equity

MUFG Consolidated

	(%)
	For the fiscal year ended March 31, 2008 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2007 (B)
ROE *	9.74	(5.23)	14.97

Note: * ROE is computed as follows:

Net income - Annual dividends on nonconvertible preferred stocks	× 100
{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred shares at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred shares at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

8.	Risk-Adjusted Capital Ratio Based on the Basel 2 Standards

MUFG Consolidated

			(in billions of yen)
			As of March 31, 2008 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
(1)		Risk-adjusted capital ratio	11.26%	(1.32)%	(1.38)%	12.58%	12.65%
		Tier 1 ratio	7.64%	0.05%	(0.08)%	7.59%	7.73%
(2)		Tier 1 capital	8,294.2	239.3	63.4	8,054.8	8,230.7
(3)		Qualified Tier 2 capital	4,441.8	(1,276.4)	(1,202.8)	5,718.2	5,644.6
	i)	The amount of unrealized gains on investment securities	462.4	(1,079.3)	(893.1)	1,541.7	1,355.6
	ii)	The amount of land revaluation excess	154.2	(5.1)	(4.2)	159.3	158.4
	iii)	Subordinated debts	3,639.5	(204.8)	(124.0)	3,844.3	3,763.6
(4)		Qualified Tier 3 capital	—	—	—	—	—
(5)		Deductions from total qualifying capital	517.0	93.0	101.1	423.9	415.9
(6)		Net qualifying capital (2)+(3)+(4)-(5)	12,218.9	(1,130.1)	(1,240.5)	13,349.1	13,459.5
(7)		Risk-adjusted assets	108,447.8	2,399.6	2,051.5	106,048.2	106,396.2

BTMU Consolidated

			(in billions of yen)
			As of March 31, 2008 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
(1)		Risk-adjusted capital ratio	11.28%	(1.54)%	(1.23)%	12.83%	12.52%
		Tier 1 ratio	7.48%	(0.22)%	0.02%	7.71%	7.46%
(2)		Tier 1 capital	7,038.0	62.4	236.0	6,975.5	6,801.9
(3)		Qualified Tier 2 capital	3,917.5	(1,023.2)	(1,017.6)	4,940.8	4,935.2
	i)	The amount of unrealized gains on investment securities	233.7	(855.4)	(725.9)	1,089.2	959.6
	ii)	The amount of land revaluation excess	190.4	(6.8)	(5.7)	197.2	196.1
	iii)	Subordinated debts	3,307.9	(132.1)	(116.3)	3,440.1	3,424.3
(4)		Qualified Tier 3 capital	—	—	—	—	—
(5)		Deductions from total qualifying capital	341.4	31.6	19.9	309.8	321.5
(6)		Net qualifying capital (2)+(3)+(4)-(5)	10,614.1	(992.4)	(801.5)	11,606.5	11,415.6
(7)		Risk-adjusted assets	94,059.1	3,602.3	2,890.0	90,456.8	91,169.0

MUTB Consolidated

			(in billions of yen)
			As of March 31, 2008 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
(1)		Risk-adjusted capital ratio	13.13%	(0.07)%	(1.21)%	13.20%	14.34%
		Tier 1 ratio	9.94%	1.54%	0.28%	8.40%	9.65%
(2)		Tier 1 capital	1,248.9	73.4	3.5	1,175.5	1,245.4
(3)		Qualified Tier 2 capital	442.5	(287.2)	(198.3)	729.7	640.8
	i)	The amount of unrealized gains on investment securities	89.8	(224.3)	(169.6)	314.1	259.4
	ii)	The amount of land revaluation excess	(1.1)	(0.0)	0.0	(1.1)	(1.1)
	iii)	Subordinated debts	353.8	(62.8)	(16.1)	416.6	369.9
(4)		Qualified Tier 3 capital	—	—	—	—	—
(5)		Deductions from total qualifying capital	41.3	(16.1)	5.3	57.4	35.9
(6)		Net qualifying capital (2)+(3)+(4)-(5)	1,650.2	(197.6)	(200.2)	1,847.8	1,850.4
(7)		Risk-adjusted assets	12,565.1	(1,429.5)	(333.8)	13,994.7	12,898.9

Note:	Risk-adjusted capital ratio of Mitsubishi UFJ Financial Group, Inc. is computed in accordance with the Notification of the Financial Services Agency No.20, 2006. Risk-adjusted capital ratio of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

Mitsubishi UFJ Financial Group, Inc.

II. Loan Portfolio and Other

1.	Risk-Monitored Loans

MUFG Consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Loans to bankrupt borrowers	43,298	2,374	6,420	40,924	36,878
Non-accrual delinquent loans	737,926	(84,234)	(159,551)	822,160	897,477
Accruing loans contractually past due 3 months or more	17,900	(1,790)	34	19,691	17,866
Restructured loans	477,544	(170,510)	28,071	648,054	449,472

Total (1)	1,276,670	(254,160)	(125,023)	1,530,830	1,401,694

Written-off	691,894	(152,267)	(104,220)	844,161	796,115

Total loans and bills discounted	88,538,810	3,706,861	1,787,748	84,831,949	86,751,061

( % to total loans and bills discounted)
Loans to bankrupt borrowers	0.04%	0.00%	0.00%	0.04%	0.04%
Non-accrual delinquent loans	0.83%	(0.13)%	(0.20)%	0.96%	1.03%
Accruing loans contractually past due 3 months or more	0.02%	(0.00)%	(0.00)%	0.02%	0.02%
Restructured loans	0.53%	(0.22)%	0.02%	0.76%	0.51%

Total	1.44%	(0.36)%	(0.17)%	1.80%	1.61%

(2) Allowance for credit losses

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Allowance for credit losses (2)	1,080,502	(104,930)	(180,579)	1,185,432	1,261,081
General allowance for credit losses	776,577	(28,668)	(53,574)	805,245	830,152
Specific allowance for credit losses	303,867	(76,248)	(126,979)	380,116	430,847
Allowance for credit to specific foreign borrowers	56	(14)	(25)	71	82

Coverage Ratio (2) / (1)	84.63%	7.19%	(5.33)%	77.43%	89.96%

Mitsubishi UFJ Financial Group, Inc.

MUFG Consolidated

(3) Classification of Risk-Monitored Loans

Classified by geographic area

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Domestic	1,217,375	(226,878)	(117,896)	1,444,254	1,335,272
Overseas	59,295	(27,281)	(7,126)	86,576	66,422
Asia	13,161	(340)	8	13,501	13,153
Indonesia	1,936	(2,187)	(3,219)	4,123	5,156
Thailand	1,762	1,167	730	594	1,031
Hong Kong	3,822	224	648	3,598	3,173
Other	6,145	960	2,353	5,185	3,791
United States of America	24,840	(30,099)	(4,125)	54,939	28,965
Other	20,788	2,652	(3,514)	18,135	24,303

Total	1,276,670	(254,160)	(125,023)	1,530,830	1,401,694

Classified by industry

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Domestic	1,217,375	(226,878)	(117,896)	1,444,254	1,335,272
Manufacturing	149,993	(39,226)	(16,471)	189,220	166,465
Construction	43,072	(6,544)	1,383	49,617	41,689
Wholesale and retail	137,395	(4,032)	(26,222)	141,428	163,618
Finance and insurance	18,555	16,587	3,542	1,968	15,013
Real estate	188,233	(49,493)	(29,545)	237,726	217,778
Services	155,563	(22,628)	(31,873)	178,192	187,436
Other industries	149,814	(109,142)	(16,541)	258,957	166,355
Consumer	374,745	(12,396)	(2,168)	387,142	376,914
Overseas	59,295	(27,281)	(7,126)	86,576	66,422
Financial institutions	7,061	(11,882)	(4,275)	18,944	11,336
Commercial and industrial	46,147	(7,625)	(3,521)	53,773	49,669
Other	6,086	(7,772)	670	13,858	5,415

Total	1,276,670	(254,160)	(125,023)	1,530,830	1,401,694

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Loans to bankrupt borrowers	36,744	(5,114)	7,167	41,858	29,577
Non-accrual delinquent loans	530,283	(69,602)	(134,263)	599,885	664,547
Accruing loans contractually past due 3 months or more	12,911	(3,214)	(1,196)	16,126	14,108
Restructured loans	333,400	(124,834)	33,908	458,234	299,492

Total (1)	913,340	(202,765)	(94,384)	1,116,105	1,007,724

Written-off	484,411	(65,587)	(61,552)	549,999	545,964

Total loans and bills discounted	70,397,804	2,202,846	1,638,700	68,194,957	68,759,103

( % to total loans and bills discounted)

Loans to bankrupt borrowers	0.05%	(0.00)%	0.00%	0.06%	0.04%
Non-accrual delinquent loans	0.75%	(0.12)%	(0.21)%	0.87%	0.96%
Accruing loans contractually past due 3 months or more	0.01%	(0.00)%	(0.00)%	0.02%	0.02%
Restructured loans	0.47%	(0.19)%	0.03%	0.67%	0.43%

Total	1.29%	(0.33)%	(0.16)%	1.63%	1.46%

(2) Allowance for Credit Losses
	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Allowance for credit losses (2)	640,596	(130,460)	(151,269)	771,057	791,866
General allowance for credit losses	470,211	(56,096)	(35,774)	526,308	505,986
Specific allowance for credit losses	170,328	(74,349)	(115,469)	244,677	285,797
Allowance for credit to specific foreign borrowers	56	(14)	(25)	71	82

Coverage Ratio (2) / (1)	70.13%	1.05%	(8.44)%	69.08%	78.57%

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(3) Classification of Risk-Monitored Loans

Classified by geographic area

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Domestic	875,077	(182,425)	(80,711)	1,057,502	955,788
Overseas	38,263	(20,340)	(13,673)	58,603	51,936
Asia	7,560	(4,584)	(1,249)	12,144	8,810
Indonesia	1,036	(1,930)	(2,981)	2,967	4,017
Thailand	1,762	1,167	730	594	1,031
Hong Kong	3,822	224	648	3,598	3,173
Other	938	(4,046)	351	4,984	586
United States of America	13,505	(18,728)	(9,069)	32,234	22,575
Other	17,197	2,973	(3,354)	14,224	20,551

Total	913,340	(202,765)	(94,384)	1,116,105	1,007,724

Classified by industry

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Domestic	875,077	(182,425)	(80,711)	1,057,502	955,788
Manufacturing	122,244	(28,302)	(9,862)	150,547	132,107
Construction	39,954	(4,457)	1,704	44,412	38,249
Wholesale and retail	127,864	507	(23,612)	127,357	151,477
Finance and insurance	5,039	3,771	4,173	1,267	865
Real estate	174,444	(47,315)	(26,881)	221,760	201,326
Services	140,177	(24,432)	(25,676)	164,610	165,854
Other industries	135,103	(54,022)	45	189,126	135,057
Consumer	130,247	(28,171)	(603)	158,419	130,850
Overseas	38,263	(20,340)	(13,673)	58,603	51,936
Financial institutions	7,061	(9,845)	(4,219)	16,906	11,280
Commercial and industrial	30,569	(10,721)	(6,499)	41,290	37,069
Other	632	226	(2,954)	405	3,586

Total	913,340	(202,765)	(94,384)	1,116,105	1,007,724

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Loans to bankrupt borrowers	1,269	(3,233)	(1,053)	4,502	2,322
Non-accrual delinquent loans	53,134	(22,708)	(27,282)	75,843	80,417
Accruing loans contractually past due 3 months or more	1,446	285	316	1,160	1,129
Restructured loans	35,909	(49,683)	(2,653)	85,593	38,562

Total (1)	91,759	(75,339)	(30,672)	167,099	122,432

Written-off	30,651	(48,774)	(34,885)	79,425	65,536

Total loans and bills discounted	9,778,877	(111,583)	10,275	9,890,460	9,768,602

( % to total loans and bills discounted)

Loans to bankrupt borrowers	0.01%	(0.03)%	(0.01)%	0.04%	0.02%
Non-accrual delinquent loans	0.54%	(0.22)%	(0.27)%	0.76%	0.82%
Accruing loans contractually past due 3 months or more	0.01%	0.00%	0.00%	0.01%	0.01%
Restructured loans	0.36%	(0.49)%	(0.02)%	0.86%	0.39%

Total	0.93%	(0.75)%	(0.31)%	1.68%	1.25%

(2) Allowance for Credit Losses
	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Allowance for credit losses (2)	100,756	(22,223)	(33,502)	122,979	134,258
General allowance for credit losses	78,737	(12,163)	(13,461)	90,901	92,199
Specific allowance for credit losses	22,018	(10,059)	(20,040)	32,078	42,059
Allowance for credit to specific foreign borrowers	—	—	—	—	—

Coverage Ratio (2) / (1)	109.80%	36.20%	0.14%	73.59%	109.65%

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(3) Classification of Risk-Monitored Loans

Classified by geographic area

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Domestic	89,060	(62,538)	(32,422)	151,599	121,483
Overseas	2,699	(12,800)	1,749	15,500	949
Asia	11	(27)	(3)	39	14
Indonesia	11	(27)	(3)	39	14
Thailand	—	—	—	—	—
Hong Kong	—	—	—	—	—
Other	—	—	—	—	—
United States of America	2,674	(12,589)	1,753	15,263	920
Other	14	(183)	(0)	197	14

Total	91,759	(75,339)	(30,672)	167,099	122,432

Classified by industry
	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Domestic	89,060	(62,538)	(32,422)	151,599	121,483
Manufacturing	20,403	(8,041)	(3,120)	28,445	23,523
Construction	831	(2,635)	(421)	3,466	1,252
Wholesale and retail	5,253	(4,901)	(2,924)	10,155	8,178
Finance and insurance	13,024	13,024	(563)	—	13,588
Real estate	3,771	(1,769)	(1,101)	5,540	4,872
Services	7,184	(865)	(4,555)	8,050	11,740
Other industries	14,159	(50,473)	(16,583)	64,633	30,743
Consumer	24,432	(6,874)	(3,150)	31,307	27,583
Overseas	2,699	(12,800)	1,749	15,500	949
Financial institutions	—	(2,037)	—	2,037	—
Commercial and industrial	2,685	1,282	1,749	1,402	935
Other	14	(12,045)	(0)	12,059	14

Total	91,759	(75,339)	(30,672)	167,099	122,432

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated : Trust Accounts

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Loans to bankrupt borrowers	105	54	57	50	48
Non-accrual delinquent loans	7	(121)	(19)	129	26
Accruing loans contractually past due 3 months or more	74	12	20	61	54

Restructured loans	1,081	(1)	271	1,082	809

Total	1,268	(55)	330	1,323	938

Total loans and bills discounted	152,562	(18,264)	(8,391)	170,826	160,953

(% to total loans and bills discounted)

Loans to bankrupt borrowers	0.06%	0.03%	0.03%	0.02%	0.02%
Non-accrual delinquent loans	0.00%	(0.07)%	(0.01)%	0.07%	0.01%
Accruing loans contractually past due 3 months or more	0.04%	0.01%	0.01%	0.03%	0.03%
Restructured loans	0.70%	0.07%	0.20%	0.63%	0.50%

Total	0.83%	0.05%	0.24%	0.77%	0.58%

(2) Allowance for Credit Losses
	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Special internal reserves	1,382	(991)	(412)	2,374	1,795
Allowance for bad debts	457	(56)	(27)	514	484
(3) Classification of Risk-Monitored Loans Classified by industry
	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Domestic	1,268	(55)	330	1,323	938
Manufacturing	—	—	—	—	—
Construction	—	—	—	—	—
Wholesale and retail	—	—	—	—	—
Finance and insurance	—	—	—	—	—
Real estate	137	(65)	(2)	202	140
Services	235	(26)	(9)	262	245
Other industries	—	—	—	—	—
Consumer	895	36	342	858	552

Total	1,268	(55)	330	1,323	938

Mitsubishi UFJ Financial Group, Inc.

2.	Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)

BTMU and MUTB Combined including Trust Accounts

(1) Non Performing Loans

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Bankrupt or De facto Bankrupt	117,786	1,818	11,223	115,968	106,562
Doubtful	556,092	(91,810)	(162,787)	647,903	718,880
Special Attention	384,684	(177,323)	30,642	562,007	354,041
Non Performing Loans (1)	1,058,563	(267,316)	(120,920)	1,325,880	1,179,484

Normal	90,902,911	1,634,720	973,705	89,268,191	89,929,205

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Covered amount (2)	818,177	(241,658)	(144,132)	1,059,836	962,309
Allowance for credit losses	289,897	(111,479)	(129,837)	401,377	419,734
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	528,279	(130,179)	(14,295)	658,458	542,574

Coverage ratio (2) / (1)	77.29%	(2.64)%	(4.29)%	79.93%	81.58%

Category	Loan amount (A)		Allowance for credit losses (B)		Reserve for financial support to specific borrowers (C)		Covered by collateral and/or guarantees (D)		Coverage ratio for unsecured portion [(B)+(C)] / [(A)-(D)]	Coverage ratio [(B)+(C)+(D)] / (A)
Bankrupt or De facto Bankrupt	117,786		3,113		—		114,673			100.00%
	[115,968	]	[1,647	]	[—	]	[114,321	]		[100.00%	]
Doubtful	556,092		186,299		—		267,191			81.54%
	[647,903	]	[261,335	]	[—	]	[285,842	]		[84.45%	]
Special Attention	384,684		100,485		—		146,414			64.18%
	[562,007	]	[138,394	]	[—	]	[258,294	]		[70.58%	]
Non Performing Loans (3)	1,058,563		289,897		—		528,279			77.29%
	[1,325,880	]	[401,377	]	[—	]	[658,458	]		[79.93%	]
Normal	90,902,911
	[89,268,191	]
Total (4)	91,961,475
	[90,594,071	]
Share of Non Performing Loans (3) / (4)	1.15%
	[1.46%	]

Note: The upper figures are as of March 31, 2008. The lower figures with bracket are as of March 31, 2007.

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Non Performing Loans

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Bankrupt or De facto Bankrupt	108,751	1,358	14,099	107,393	94,652
Doubtful	510,355	(65,208)	(137,347)	575,564	647,703
Special Attention	346,311	(128,048)	32,711	474,360	313,600
Non Performing Loans (1)	965,419	(191,898)	(90,537)	1,157,317	1,055,956

Normal	80,839,067	1,764,024	1,006,501	79,075,042	79,832,565

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Covered amount (2)	741,970	(181,167)	(115,679)	923,138	857,650
Allowance for credit losses	258,272	(95,393)	(108,111)	353,666	366,384
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	483,698	(85,773)	(7,567)	569,472	491,266

Coverage ratio (2) / (1)	76.85%	(2.91)%	(4.36)%	79.76%	81.22%

Category	Loan amount (A)		Allowance for credit losses (B)		Reserve for financial support to specific borrowers (C)		Covered by collateral and/or guarantees (D)		Coverage ratio for unsecured portion [(B)+(C)] /[(A)-(D)]		Coverage ratio [(B)+(C)+(D)] / (A)
Bankrupt or De facto Bankrupt	108,751		2,907		—		105,844		100.00%		100.00%
	[107,393	]	[1,481	]	[—	]	[105,911	]	[100.00%	]	[100.00%	]
Doubtful	510,355		164,774		—		246,273		62.39%		80.54%
	[575,564	]	[229,688	]	[—	]	[256,203	]	[71.92%	]	[84.41%	]
Special Attention	346,311		90,590		—		131,580		42.18%		64.15%
	[474,360	]	[122,496	]	[—	]	[207,357	]	[45.87%	]	[69.53%	]
Non Performing Loans (3)	965,419		258,272		—		483,698		53.61%		76.85%
	[1,157,317	]	[353,666	]	[—	]	[569,472	]	[60.16%	]	[79.76%	]
Normal	80,839,067
	[79,075,042	]
Total (4)	81,804,486
	[80,232,360	]
Share of Non Performing Loans (3) / (4)	1.18%
	[1.44%	]

Note: The upper figures are as of March 31, 2008. The lower figures with bracket are as of March 31, 2007.

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Non Performing Loans

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Bankrupt or De facto Bankrupt	8,869	526	(2,925)	8,343	11,795
Doubtful	45,578	(26,562)	(25,412)	72,141	70,991
Special Attention	37,427	(49,326)	(2,375)	86,753	39,802
Non Performing Loans (1)	91,875	(75,362)	(30,713)	167,238	122,589

Normal	9,912,550	(111,094)	(24,074)	10,023,645	9,936,625

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Covered amount (2)	75,168	(60,463)	(28,760)	135,631	103,928
Allowance for credit losses	31,625	(16,086)	(21,725)	47,711	53,350
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	43,542	(44,377)	(7,035)	87,919	50,577

Coverage ratio (2) / (1)	81.81%	0.71%	(2.96)%	81.10%	84.77%

Category	Loan amount (A)		Allowance for credit losses (B)		Reserve for financial support to specific borrowers (C)		Covered by collateral and/or guarantees (D)		Coverage ratio for unsecured portion [(B)+(C)] /[(A)-(D)]		Coverage ratio [(B)+(C)+(D)] / (A)
Bankrupt or De facto Bankrupt	8,869		205		—		8,663		100.00%		100.00%
	[8,343	]	[165	]	[—	]	[8,177	]	[100.00%	]	[100.00%	]
Doubtful	45,578		21,524		—		20,766		86.74%		92.78%
	[72,141	]	[31,647	]	[—	]	[29,460	]	[74.15%	]	[84.70%	]
Special Attention	37,427		9,894		—		14,112		42.44%		64.14%
	[86,753	]	[15,897	]	[—	]	[50,281	]	[43.58%	]	[76.28%	]
Non Performing Loans (3)	91,875		31,625		—		43,542		65.43%		81.81%
	[167,238	]	[47,711	]	[—	]	[87,919	]	[60.15%	]	[81.10%	]
Normal	9,912,550
	[10,023,645	]
Total (4)	10,004,426
	[10,190,884	]
Share of Non Performing Loans (3) / (4)	0.91%
	[1.64%	]

Note: The upper figures are as of March 31, 2008. The lower figures with bracket are as of March 31, 2007.

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated : Trust Accounts

(1) Non Performing Loans

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Bankrupt or De facto Bankrupt	165	(66)	50	232	115
Doubtful	158	(39)	(27)	197	185
Special Attention	944	51	306	893	638
Non Performing Loans (1)	1,268	(55)	330	1,323	938

Normal	151,293	(18,209)	(8,721)	169,503	160,014

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Covered amount (2)	1,038	(28)	307	1,066	730
Allowance for credit losses	—	—	—	—	—
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	1,038	(28)	307	1,066	730

Coverage ratio (2) / (1)	81.85%	1.26%	3.96%	80.58%	77.88%

Category	Loan amount (A)		Allowance for credit losses (B)		Reserve for financial support to specific borrowers (C)		Covered by collateral and/or guarantees (D)		Coverage ratio for unsecured portion [(B)+(C)] / [(A)-(D)]	Coverage ratio [(B)+(C)+(D)] / (A)
Bankrupt or De facto Bankrupt	165		—		—		165			100.00%
	[232	]	[—	]	[—	]	[232	]		[100.00%	]
Doubtful	158		—		—		151			95.88%
	[197	]	[—	]	[—	]	[178	]		[90.44%	]
Special Attention	944		—		—		721			76.32%
	[893	]	[—	]	[—	]	[655	]		[73.35%	]
Non Performing Loans (3)	1,268		—		—		1,038			81.85%
	[1,323	]	[—	]	[—	]	[1,066	]		[80.58%	]
Normal	151,293
	[169,503	]
Total (4)	152,562
	[170,826	]
Share of Non Performing Loans (3) / (4)	0.83%
	[0.77%	]

Note: The upper figures are as of March 31, 2008. The lower figures with bracket are as of March 31, 2007.

Mitsubishi UFJ Financial Group, Inc.

3.	Progress in Disposition of Problem Assets

BTMU, MUTB and MU Strategic Partner, Co., Ltd. (“MUSP”) Combined including Trust Accounts

The amounts presented as “during the second half of fiscal 2005” include amounts of The Bank of Tokyo-Mitsubishi UFJ, Ltd., former The Bank of Tokyo-Mitsubishi, Ltd., former UFJ Bank Limited, Mitsubishi UFJ Trust and Banking Corporation, MUSP and Trust accounts. The amounts prior to September 30, 2005 include amounts of former The Bank of Tokyo-Mitsubishi, Ltd., former UFJ Bank Limited, former The Mitsubishi Trust and Banking Corporation, former UFJ Trust Bank Limited, MUSP and Trust accounts.

(A)	Historical trend of problem assets based on the “FRL”

	(in billions of yen)
	As of March 31, 2005	As of September 30, 2005	As of March 31, 2006	As of September 30, 2006	As of March 31, 2007	As of September 30, 2007 (a)	As of March 31, 2008 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	279.1	194.5	153.3	125.2	116.3	106.7	117.8	11.1
Doubtful	1,407.2	1,266.9	749.7	500.4	652.3	723.2	560.3	(162.8)

Total	1,686.4	1,461.4	903.0	625.7	768.6	829.9	678.1	(151.7)

(1) Assets categorized as problem assets based on the “FRL” prior to March 31, 2005

Bankrupt or De facto Bankrupt	279.1	153.3	109.4	67.2	53.6	38.6	33.4	(5.2)
Doubtful	1,407.2	847.2	428.2	190.9	144.4	103.7	88.9	(14.8)

Total	1,686.4	1,000.6	537.7	258.1	198.1	142.3	122.3	(20.0)

(2) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2005

Bankrupt or De facto Bankrupt		41.2	22.5	19.3	13.0	7.1	7.5	0.4
Doubtful		419.6	170.0	101.2	78.6	58.7	45.4	(13.2)

Total		460.8	192.6	120.6	91.7	65.8	53.0	(12.8)

(3) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2005

Bankrupt or De facto Bankrupt			21.2	16.3	10.2	4.5	3.1	(1.4)
Doubtful			151.4	72.1	37.4	25.7	21.4	(4.3)

Total			172.6	88.5	47.6	30.3	24.6	(5.7)

(4) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2006

Bankrupt or De facto Bankrupt				22.2	16.4	9.2	6.9	(2.2)
Doubtful				136.0	63.0	29.0	21.7	(7.3)

Total				158.3	79.4	38.3	28.6	(9.6)

(5) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2006

Bankrupt or De facto Bankrupt					22.8	19.2	14.5	(4.6)
Doubtful					328.7	221.4	39.0	(182.4)

Total					351.6	240.6	53.5	(187.0)

(6) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2007

Bankrupt or De facto Bankrupt						27.9	23.1	(4.8)
Doubtful						284.4	151.4	(133.0)

Total						312.3	174.5	(137.8)

(7) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2007

Bankrupt or De facto Bankrupt							29.0
Doubtful							192.4

Total							221.4

(B) Progress in disposition of problem assets of the six months ended March 31, 2008

	(in billions of yen)
	Time of categorization						Total
	prior to Mar. 31, 2005	the 1st half of fiscal 2005	the 2nd half of fiscal 2005	the 1st half of fiscal 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007
Liquidation	0.2	0.0	0.0	0.0	0.2	2.5	3.0
Re-constructive treatment	0.1	0.1	0.0	0.5	17.7	3.4	22.0
Upgrade due to re-constructive treatment	—	—	—	—	112.1	3.4	115.6
Loan sales to secondary market	1.9	2.0	0.1	0.9	2.9	6.2	14.3
Write-offs	0.8	1.8	0.2	1.0	5.0	28.2	37.3
Other	16.8	8.8	5.3	7.0	48.7	93.8	180.7
Collection / Repayment	12.4	6.4	4.2	6.5	26.2	63.0	118.9
Upgraded	4.4	2.4	1.1	0.5	22.5	30.7	61.8

Total	20.0	12.8	5.7	9.6	187.0	137.8	373.2

(C) Amount of outstanding problem assets which is in process for disposition as of March 31, 2008

	(in billions of yen)
	Time of categorization							Total
	prior to Mar. 31, 2005	the 1st half of fiscal 2005	the 2nd half of fiscal 2005	the 1st half of fiscal 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007	the 2nd half of fiscal 2007
Legal liquidation	4.9	1.4	1.6	3.7	5.8	8.2	13.3	39.1
Quasi-legal liquidation	1.3	—	—	—	—	4.0	—	5.3
Split-off of problem loans	—	—	—	—	—	—	—	—
Partial write-off of small balance loans	23.5	5.8	1.5	2.6	4.9	9.6	13.1	61.3
Entrust to the RCC	—	—	—	—	—	—	—	—

Total	29.7	7.2	3.1	6.4	10.7	21.9	26.4	105.8

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUSP Combined

The amounts presented as “during the second half of fiscal 2005” include amounts of The Bank of Tokyo-Mitsubishi UFJ, Ltd., former The Bank of Tokyo-Mitsubishi, Ltd., former UFJ Bank Limited and MUSP. The amounts presented prior to September 30, 2005 include amounts of former The Bank of Tokyo-Mitsubishi, Ltd., former UFJ Bank Limited and MUSP.

(A)	Historical trend of problem assets based on the “FRL”

	(in billions of yen)
	As of March 31, 2005	As of September 30, 2005	As of March 31, 2006	As of September 30, 2006	As of March 31, 2007	As of September 30, 2007 (a)	As of March 31, 2008 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	229.5	162.1	129.9	117.3	107.7	94.8	108.8	14.0
Doubtful	1,240.6	1,106.7	683.3	459.1	579.9	652.0	514.5	(137.4)

Total	1,470.2	1,268.8	813.3	576.4	687.7	746.8	623.4	(123.4)

(1) Assets categorized as problem assets based on the “FRL” prior to March 31, 2005

Bankrupt or De facto Bankrupt	229.5	128.6	92.0	62.4	51.3	36.0	31.2	(4.8)
Doubtful	1,240.6	709.7	381.7	177.9	134.9	97.7	85.0	(12.7)

Total	1,470.2	838.4	473.7	240.4	186.2	133.8	116.2	(17.6)

(2) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2005

Bankrupt or De facto Bankrupt		33.5	17.0	17.6	11.7	6.5	5.9	(0.5)
Doubtful		396.8	156.1	90.0	69.5	51.5	41.6	(9.8)

Total		430.4	173.2	107.7	81.2	58.0	47.6	(10.3)

(3) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2005

Bankrupt or De facto Bankrupt			20.8	15.2	9.0	4.0	2.9	(1.1)
Doubtful			145.4	68.8	36.0	25.3	21.1	(4.1)

Total			166.3	84.0	45.1	29.3	24.0	(5.3)

(4) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2006

Bankrupt or De facto Bankrupt				22.0	13.8	8.7	6.7	(1.9)
Doubtful				122.2	54.8	23.4	17.9	(5.4)

Total				144.2	68.6	32.1	24.7	(7.4)

(5) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2006

Bankrupt or De facto Bankrupt					21.8	18.0	14.2	(3.8)
Doubtful					284.6	198.1	33.4	(164.7)

Total					306.4	216.1	47.6	(168.5)

(6) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2007

Bankrupt or De facto Bankrupt						21.3	18.9	(2.4)
Doubtful						255.8	129.0	(126.7)

Total						277.2	148.0	(129.1)

(7) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2007

Bankrupt or De facto Bankrupt							28.7
Doubtful							186.3

Total							215.1

(B)	Progress in disposition of problem assets of the six months ended March 31, 2008

	(in billions of yen)
	Time of categorization						Total
	prior to Mar. 31, 2005	the 1st half of fiscal 2005	the 2nd half of fiscal 2005	the 1st half of fiscal 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007
Liquidation	0.2	0.0	0.0	0.0	0.2	2.5	3.0
Re-constructive treatment	0.1	0.1	0.0	0.5	17.7	3.4	22.0
Upgrade due to re-constructive treatment	—	—	—	—	112.1	3.4	115.6
Loan sales to secondary market	1.9	2.0	0.1	0.4	2.9	6.2	13.8
Write-offs	0.5	1.3	0.2	1.1	4.9	28.6	36.9
Other	14.8	6.8	4.9	5.3	30.3	84.7	147.1
Collection / Repayment	10.4	5.5	3.8	4.8	23.7	54.2	102.6
Upgraded	4.3	1.3	1.1	0.5	6.6	30.5	44.4

Total	17.6	10.3	5.3	7.4	168.5	129.1	338.5

(C)	Amount of outstanding problem assets which is in process for disposition as of March 31, 2008

	(in billions of yen)
	Time of categorization							Total
	prior to Mar. 31, 2005	the 1st half of fiscal 2005	the 2nd half of fiscal 2005	the 1st half of fiscal 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007	the 2nd half of fiscal 2007
Legal liquidation	4.0	1.1	1.5	3.7	5.7	8.1	13.2	37.7
Quasi-legal liquidation	—	—	—	—	—	—	—	—
Split-off of problem loans	—	—	—	—	—	—	—	—
Partial write-off of small balance loans	22.2	4.4	1.3	2.3	4.6	9.5	12.8	57.5
Entrust to the RCC	—	—	—	—	—	—	—	—

Total	26.2	5.6	2.9	6.1	10.3	17.7	26.1	95.2

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated including Trust Accounts

The amounts presented prior to September 30, 2005 include amounts of former The Mitsubishi Trust and Banking Corporation and former UFJ Trust Bank Limited.

(A)	Historical trend of problem assets based on the “FRL”

	(in billions of yen)
	As of March 31, 2005	As of September 30, 2005	As of March 31, 2006	As of September 30, 2006	As of March 31, 2007	As of September 30, 2007 (a)	As of March 31, 2008 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	49.6	32.3	23.3	7.9	8.5	11.9	9.0	(2.8)
Doubtful	166.5	160.2	66.3	41.3	72.3	71.1	45.7	(25.4)

Total	216.2	192.6	89.7	49.2	80.9	83.0	54.7	(28.3)

(1) Assets categorized as problem assets based on the “FRL” prior to March 31, 2005

Bankrupt or De facto Bankrupt	49.6	24.6	17.4	4.7	2.3	2.5	2.1	(0.3)
Doubtful	166.5	137.4	46.5	12.9	9.4	5.9	3.8	(2.0)

Total	216.2	162.1	63.9	17.7	11.8	8.4	6.0	(2.3)

(2) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2005

Bankrupt or De facto Bankrupt		7.6	5.5	1.7	1.3	0.6	1.6	0.9
Doubtful		22.7	13.9	11.2	9.1	7.1	3.7	(3.4)

Total		30.4	19.4	12.9	10.5	7.8	5.3	(2.4)

(3) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2005

Bankrupt or De facto Bankrupt			0.4	1.1	1.2	0.5	0.2	(0.2)
Doubtful			5.9	3.3	1.3	0.4	0.2	(0.1)

Total			6.3	4.4	2.5	0.9	0.5	(0.4)

(4) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2006

Bankrupt or De facto Bankrupt				0.2	2.6	0.4	0.1	(0.3)
Doubtful				13.8	8.2	5.6	3.7	(1.9)

Total				14.1	10.8	6.1	3.9	(2.2)

(5) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2006

Bankrupt or De facto Bankrupt					0.9	1.1	0.3	(0.7)
Doubtful					44.1	23.2	5.5	(17.6)

Total					45.1	24.4	5.9	(18.4)

(6) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2007

Bankrupt or De facto Bankrupt						6.5	4.1	(2.3)
Doubtful						28.6	22.3	(6.2)

Total						35.1	26.4	(8.6)

(7) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2007

Bankrupt or De facto Bankrupt							0.2
Doubtful							6.0

Total							6.3

(B) Progress in disposition of problem assets of the six months ended March 31, 2008

	(in billions of yen)
	Time of categorization						Total
	prior to Mar. 31, 2005	the 1st half of fiscal 2005	the 2nd half of fiscal 2005	the 1st half of fiscal 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007
Liquidation	—	—	—	—	—	—	—
Re-constructive treatment	—	—	—	—	—	—	—
Upgrade due to re-constructive treatment	—	—	—	—	—	—	—
Loan sales to secondary market	—	—	—	0.5	—	—	0.5
Write-offs	0.2	0.4	0.0	0.0	0.1	(0.3)	0.4
Other	2.0	1.9	0.4	1.7	18.3	9.0	33.6
Collection / Repayment	1.9	0.8	0.3	1.7	2.4	8.8	16.2
Upgraded	0.1	1.1	0.0	0.0	15.8	0.2	17.4

Total	2.3	2.4	0.4	2.2	18.4	8.6	34.6

(C)	Amount of outstanding problem assets which is in process for disposition as of March 31, 2008

	(in billions of yen)
	Time of categorization							Total
	prior to Mar. 31, 2005	the 1st half of fiscal 2005	the 2nd half of fiscal 2005	the 1st half of fiscal 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007	the 2nd half of fiscal 2007
Legal liquidation	0.8	0.2	0.0	0.0	0.0	0.0	0.0	1.4
Quasi-legal liquidation	1.3	—	—	—	—	4.0	—	5.3
Split-off of problem loans	—	—	—	—	—	—	—	—
Partial write-off of small balance loans	1.3	1.3	0.2	0.3	0.3	0.0	0.2	3.7
Entrust to the RCC	—	—	—	—	—	—	—	—

Total	3.4	1.6	0.2	0.3	0.3	4.1	0.2	10.5

Mitsubishi UFJ Financial Group, Inc.

4.	Classification of Loans by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BTMU and MUTB Combined including Trust Accounts

(1)	Classification of Loans by Type of Industry

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Domestic offices (excluding loans booked at offshore markets)	68,276,239	3,064	998,699	68,273,175	67,277,539
Manufacturing	8,159,349	515,258	271,858	7,644,091	7,887,491
Agriculture	25,520	1,985	1,535	23,535	23,985
Forestry	16,015	(731)	2,029	16,746	13,986
Fishery	37,570	6,982	2,604	30,588	34,966
Mining	52,212	3,097	1,878	49,115	50,334
Construction	1,433,060	(121,918)	(8,325)	1,554,978	1,441,385
Utilities	733,291	100,185	83,398	633,106	649,893
Communication and information services	1,802,103	(16,377)	30,265	1,818,480	1,771,838
Wholesale and retail	6,950,490	(342,555)	(173,947)	7,293,045	7,124,437
Finance and insurance	7,105,751	(215,913)	162,618	7,321,664	6,943,133
Real estate	8,968,486	(255,257)	47,659	9,223,743	8,920,827
Services	6,535,929	91,815	372,412	6,444,114	6,163,517
Municipal government	813,260	845	31,059	812,415	782,201
Other industries	25,643,192	235,651	173,662	25,407,541	25,469,530
Overseas offices and loans booked at offshore markets	12,159,250	2,028,244	616,563	10,131,005	11,542,686

Total	80,435,489	2,031,309	1,615,263	78,404,180	78,820,226

(2) Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Total domestic consumer loans	18,339,899	10,943	270,400	18,328,956	18,069,498
Housing loans	17,358,239	168,103	344,994	17,190,135	17,013,244
Residential purpose	13,675,815	292,286	396,145	13,383,528	13,279,669
Other	981,660	(157,160)	(74,594)	1,138,820	1,056,254

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Outstanding amount	43,753,929	(323,220)	550,905	44,077,149	43,203,024
% to total domestic loans	64.08%	(0.47)%	(0.13)%	64.55%	64.21%

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1)	Classification of Loans by Type of Industry

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Domestic offices (excluding loans booked at offshore markets)	58,532,587	174,100	1,003,592	58,358,487	57,528,994
Manufacturing	6,813,281	428,525	246,536	6,384,756	6,566,745
Agriculture	25,004	2,546	2,240	22,458	22,764
Forestry	16,015	(731)	2,029	16,746	13,986
Fishery	6,493	1,343	303	5,150	6,190
Mining	47,733	1,393	(1,339)	46,340	49,072
Construction	1,285,964	(123,767)	(10,943)	1,409,731	1,296,907
Utilities	409,660	28,421	36,446	381,239	373,214
Communication and information services	837,193	(34,058)	13,524	871,251	823,669
Wholesale and retail	6,205,654	(341,216)	(159,080)	6,546,870	6,364,734
Finance and insurance	5,025,857	(77,469)	102,685	5,103,326	4,923,172
Real estate	7,380,263	(184,379)	95,870	7,564,642	7,284,393
Services	5,619,820	161,468	391,732	5,458,352	5,228,088
Municipal government	766,704	6,277	32,104	760,427	734,600
Other industries	24,092,946	305,747	251,486	23,787,199	23,841,460
Overseas offices and loans booked at offshore markets	11,865,216	2,028,746	635,107	9,836,470	11,230,108

Total	70,397,804	2,202,846	1,638,700	68,194,957	68,759,103

(2) Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Total domestic consumer loans	17,191,989	28,652	275,891	17,163,337	16,916,098
Housing loans	16,233,203	181,354	348,404	16,051,849	15,884,798
Residential purpose	12,913,920	273,144	386,754	12,640,775	12,527,165
Other	958,786	(152,701)	(72,513)	1,111,488	1,031,300

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Outstanding amount	38,895,949	(15,810)	652,409	38,911,759	38,243,540
% to total domestic loans	66.45%	(0.22)%	(0.02)%	66.67%	66.47%

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1)	Classification of Loans by Type of Industry

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Domestic offices (excluding loans booked at offshore markets)	9,484,843	(111,081)	28,819	9,595,925	9,456,024
Manufacturing	1,344,914	87,592	26,095	1,257,322	1,318,819
Agriculture	516	(561)	(705)	1,077	1,221
Forestry	—	—	—	—	—
Fishery	31,077	5,639	2,301	25,438	28,776
Mining	4,479	1,704	3,217	2,775	1,262
Construction	147,096	1,854	2,618	145,242	144,478
Utilities	322,210	72,850	47,495	249,360	274,715
Communication and information services	958,736	19,756	17,555	938,980	941,181
Wholesale and retail	744,809	(1,345)	(14,882)	746,154	759,691
Finance and insurance	2,070,427	(136,453)	62,697	2,206,880	2,007,730
Real estate	1,574,305	(65,644)	(43,827)	1,639,949	1,618,132
Services	913,309	(69,193)	(19,081)	982,502	932,390
Municipal government	21,268	(2,162)	1,215	23,430	20,053
Other industries	1,351,691	(25,117)	(55,875)	1,376,808	1,407,566
Overseas offices and loans booked at offshore markets	294,033	(501)	(18,544)	294,534	312,577

Total	9,778,877	(111,583)	10,275	9,890,460	9,768,602

(2) Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Total domestic consumer loans	1,062,497	(10,406)	(2,102)	1,072,903	1,064,600
Housing loans	1,040,542	(6,218)	(159)	1,046,760	1,040,702
Residential purpose	681,917	25,129	12,221	656,788	669,696
Other	21,955	(4,188)	(1,942)	26,143	23,897

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Outstanding amount	4,633,125	(260,018)	(77,846)	4,893,143	4,710,971
% to total domestic loans	48.84%	(2.14)%	(0.97)%	50.99%	49.81%

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated : Trust Accounts

(1)	Classification of Loans by Type of Industry

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Domestic offices (excluding loans booked at offshore markets)	258,808	(59,954)	(33,712)	318,762	292,520
Manufacturing	1,154	(859)	(773)	2,013	1,927
Agriculture	—	—	—	—	—
Forestry	—	—	—	—	—
Fishery	—	—	—	—	—
Mining	—	—	—	—	—
Construction	—	(5)	—	5	—
Utilities	1,421	(1,086)	(543)	2,507	1,964
Communication and information services	6,174	(2,075)	(814)	8,249	6,988
Wholesale and retail	27	6	15	21	12
Finance and insurance	9,467	(1,991)	(2,764)	11,458	12,231
Real estate	13,918	(5,234)	(4,384)	19,152	18,302
Services	2,800	(460)	(239)	3,260	3,039
Municipal government	25,288	(3,270)	(2,260)	28,558	27,548
Other industries	198,555	(44,979)	(21,949)	243,534	220,504
Overseas offices and loans booked at offshore markets	—	—	—	—	—

Total	258,808	(59,954)	(33,712)	318,762	292,520

(2) Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Total domestic consumer loans	85,412	(7,303)	(3,387)	92,715	88,800
Housing loans	84,493	(7,032)	(3,250)	91,526	87,743
Residential purpose	79,977	(5,987)	(2,831)	85,964	82,808
Other	918	(270)	(137)	1,189	1,056

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Outstanding amount	224,855	(47,392)	(23,658)	272,247	248,513
% to total domestic loans	86.88%	1.47%	1.92%	85.40%	84.95%

Mitsubishi UFJ Financial Group, Inc.

5.	Overseas Loans

BTMU and MUTB Combined

(1)	Loans to Asian countries

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Thailand	501,566	(63,891)	(83,623)	565,457	585,189
Indonesia	213,956	(44,060)	(37,700)	258,017	251,657
Malaysia	106,786	(67,604)	(6,601)	174,391	113,388
Philippines	64,316	4,930	771	59,385	63,544
South Korea	251,427	992	(71,127)	250,434	322,555
Singapore	595,161	194,766	64,837	400,395	530,324
Hong Kong	754,086	26,351	(22,298)	727,734	776,385
China	29,525	(655,237)	(1,760)	684,763	31,285
Taiwan	169,844	(7,482)	(9,345)	177,327	179,190
Other	323,007	121,747	67,392	201,259	255,614

Total	3,009,677	(489,489)	(99,456)	3,499,167	3,109,133

(2) Loans to Latin American countries
	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Argentina	2,813	722	(214)	2,090	3,027
Brazil	120,040	12,862	31,261	107,178	88,779
Mexico	81,152	(14,747)	(7,758)	95,899	88,910
Caribbean countries	714,017	(24,070)	(9,858)	738,087	723,876
Other	76,301	9,103	(1,564)	67,197	77,865

Total	994,326	(16,128)	11,866	1,010,454	982,460

Mitsubishi UFJ Financial Group, Inc.

6.	Loans and Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Deposits (ending balance)	114,081,070	2,039,709	3,335,941	112,041,360	110,745,129
Deposits (average balance)	110,730,436	674,313	(386,511)	110,056,122	111,116,947
Loans (ending balance)	80,176,681	2,091,263	1,648,975	78,085,418	78,527,705
Loans (average balance)	77,548,072	(2,085,641)	(280,494)	79,633,714	77,828,567
BTMU Non-consolidated
	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Deposits (ending balance)	101,861,554	1,584,873	2,831,649	100,276,681	99,029,905
Deposits (average balance)	98,867,010	384,865	(453,381)	98,482,144	99,320,391
Loans (ending balance)	70,397,804	2,202,846	1,638,700	68,194,957	68,759,103
Loans (average balance)	67,973,653	(1,558,687)	(218,111)	69,532,340	68,191,764
MUTB Non-consolidated
	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Deposits (ending balance)	12,219,516	454,836	504,292	11,764,679	11,715,224
Deposits (average balance)	11,863,425	289,447	66,869	11,573,977	11,796,555
Loans (ending balance)	9,778,877	(111,583)	10,275	9,890,460	9,768,602
Loans (average balance)	9,574,419	(526,954)	(62,383)	10,101,373	9,636,802

Mitsubishi UFJ Financial Group, Inc.

7.	Domestic Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Individuals	62,594,734	1,736,388	1,185,981	60,858,345	61,408,753
Corporations and others	39,722,337	(1,117,914)	1,310,905	40,840,251	38,411,431
Domestic deposits	102,317,071	618,474	2,496,886	101,698,596	99,820,185

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.
BTMU Non-consolidated
	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Individuals	54,093,306	1,431,589	824,073	52,661,717	53,269,233
Corporations and others	36,913,734	(1,185,831)	1,099,211	38,099,566	35,814,523
Domestic deposits	91,007,040	245,757	1,923,284	90,761,283	89,083,756

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.
MUTB Non-consolidated
	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Individuals	8,501,428	304,799	361,908	8,196,628	8,139,520
Corporations and others	2,808,602	67,917	211,694	2,740,684	2,596,908
Domestic deposits	11,310,030	372,716	573,602	10,937,313	10,736,428

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

8.	Number of Offices and Employees

BTMU and MUTB Combined

	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Domestic	886	—	5	886	881
Head office and Branches	743	1	—	742	743
Sub-branches and Agencies	143	(1)	5	144	138
Overseas	82	(6)	—	88	82
Branches	39	(5)	—	44	39
Sub-branches	25	—	1	25	24
Representative offices	18	(1)	(1)	19	19

Total	968	(6)	5	974	963

Number of Employees	38,419	808	(923)	37,611	39,342

BTMU Non-consolidated
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Domestic	795	1	6	794	789
Head office and Branches	666	1	—	665	666
Sub-branches and Agencies	129	—	6	129	123
Overseas	75	(6)	—	81	75
Branches	34	(5)	—	39	34
Sub-branches	25	—	1	25	24
Representative offices	16	(1)	(1)	17	17

Total	870	(5)	6	875	864

Number of Employees	30,554	710	(814)	29,844	31,368

MUTB Non-consolidated
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Domestic	91	(1)	(1)	92	92
Head office and Branches	77	—	—	77	77
Sub-branches and Agencies	14	(1)	(1)	15	15
Overseas	7	—	—	7	7
Branches	5	—	—	5	5
Representative offices	2	—	—	2	2

Total	98	(1)	(1)	99	99

Number of Employees	7,865	98	(109)	7,767	7,974

Mitsubishi UFJ Financial Group, Inc.

9.	Status of Deferred Tax Assets

BTMU Non-consolidated

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Deferred tax assets	1,308.7	(180.4)	(80.1)	1,489.1	1,388.9
Net operating losses carried forwards	672.1	(232.9)	(108.4)	905.1	780.6
Allowance for credit losses	365.4	(64.1)	(65.5)	429.5	431.0
Write-down on investment securities	233.8	14.5	5.8	219.2	227.9
Reserve for retirement benefits	77.5	(12.0)	(6.2)	89.6	83.8
Other	503.4	52.3	42.7	451.1	460.7
Valuation allowance	(543.7)	61.7	51.5	(605.5)	(595.3)
Deferred tax liabilities	615.0	(679.0)	(570.3)	1,294.1	1,185.4
Unrealized gains on other securities	333.6	(663.1)	(579.6)	996.8	913.3
Revaluation gains on securities upon merger	128.7	(84.6)	(58.0)	213.3	186.7
Gains on securities contributed to employee retirement benefits trust	66.7	—	—	66.7	66.7
Other	85.8	68.6	67.3	17.1	18.4
Net deferred tax assets	693.6	498.6	490.1	194.9	203.4

(2)	Net Business profit before Credit Costs and Taxable Income

	(in billions of yen)
	FY2002	FY2003	FY2004	FY2005	FY2006	FY2007
Net business profits before credit costs	1,188.4	1,170.2	1,201.4	1,087.7	899.7	828.2
Credit related costs	1,097.9	1,089.3	892.4	(485.9)	38.7	107.2
Income before income taxes	(833.3)	262.5	(47.3)	1,612.7	958.0	687.0
Reconciliation to taxable income	(1,873.2)	289.5	(311.4)	(1,403.1)	(401.6)	(107.6)
Taxable income	(2,706.5)	552.0	(358.8)	209.5	556.3	579.3

The amounts presented for FY 2005 include amounts of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and former UFJ Bank Limited.

The amounts prior to FY 2005 include amounts of former The Bank of Tokyo-Mitsubishi, Ltd. and former UFJ Bank Limited.

(3)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for the fiscal year ended March 31, 2008, we are classified as “4” described above since we have material net operating losses carried forwards. However since we believe the net operating losses carried forwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating losses carried forwards were incurred due to, among other things, the followings : (i) we accelerated the final disposition of non performing loans in response to both the “Emergency Economic Package”, which provided guidance to major banks to remove claims to debtors classified as “likely to become bankrupt” or below from their balance sheets, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of non performing loans to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(4)	Collectability of Deferred Tax Assets at March 31, 2008 (Assumptions)

(in billions of yen)
Five years total (from FY2008 to FY2012)
Net business profits (*1)	4,334.6
Income before income taxes	2,900.5
Taxable income before adjustments (*2)	3,557.2
Temporary difference + net operating losses carried forwards (for which deferred tax assets shall be recognized)	3,149.9
Deferred tax assets as of March 31, 2008	1,308.7

(*1)	Before provision for general allowance for credit losses. Net business profits in this table was estimated by using more conservative assumptions than those used in our business plans.
(*2)	Before reversals of existing deductible temporary differences and net operating loss carried forwards.

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Deferred tax assets	142.6	(72.9)	(40.4)	215.6	183.1
Net operating losses carried forwards	86.5	(70.1)	(30.1)	156.6	116.6
Write-down on investment securities	84.4	9.6	14.4	74.8	70.0
Allowance for credit losses	29.2	(11.2)	(15.2)	40.5	44.5
Other	57.1	16.1	3.0	40.9	54.0
Valuation allowance	(114.7)	(17.3)	(12.6)	(97.4)	(102.1)
Deferred tax liabilities	128.2	(179.7)	(139.1)	307.9	267.4
Unrealized gains on other securities	94.4	(184.4)	(140.5)	278.9	235.0
Other	33.7	4.7	1.3	28.9	32.4
Net deferred tax assets	14.4	106.7	98.7	(92.2)	(84.2)

(2)	Net Business profit before Credit Costs and Taxable Income

	(in billions of yen)
	FY2002	FY2003	FY2004	FY2005	FY2006	FY2007
Net business profits before credit costs	280.4	274.1	271.1	252.6	274.3	187.2
Credit related costs	218.6	69.7	81.7	(45.8)	1.7	(21.0)
Income before income taxes	(289.1)	183.4	143.1	306.9	284.0	197.3
Reconciliation to taxable income	(289.9)	(199.1)	14.1	(212.0)	(142.9)	(26.3)
Taxable income	(579.0)	(15.6)	157.3	94.8	141.1	170.9

The amounts presented for FY 2005 include amounts of Mitsubishi UFJ Trust and Banking Corporation and former UFJ Trust Bank Limited.

The amounts prior to FY 2005 include amounts of former The Mitsubishi Trust and Banking Corporation and former UFJ Trust Bank Limited.

(3)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for the fiscal year ended March 31, 2008, we are classified as “4” described above since we have material net operating losses carried forwards. However since we believe the net operating losses carried forwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating losses carried forwards were incurred due to, among other things, the followings : (i) we accelerated the final disposition of non performing loans in response to both the “Emergency Economic Package”, which provided guidance to major banks to remove claims to debtors classified as “likely to become bankrupt” or below from their balance sheets, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of non performing loans to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(4)	Collectability of Deferred Tax Assets at March 31, 2008 (Assumptions)

(in billions of yen)
Five years total (from FY2008 to FY2012)
Net business profits (*1)	979.7
Income before income taxes	827.6
Taxable income before adjustments (*2)	783.5
Temporary difference + net operating losses carried forwards (for which deferred tax assets shall be recognized)	292.0
Deferred tax assets as of March 31, 2008	142.6

(*1)	Before provision for general allowance for credit losses. Net business profits in this table was estimated by using more conservative assumptions than those used in our business plans.
(*2)	Before reversals of existing deductible temporary differences and net operating loss carried forwards.

Mitsubishi UFJ Financial Group, Inc.

10.	Retirement Benefits

MUFG Consolidated

(1)	Benefit obligation

		(in millions of yen)
		As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2007 (B)
Projected benefit obligation	(A)	1,909,046	16,797	1,892,249
Discount rates		1.5% ~ 10.0%		1.5% ~ 10.0%
Fair value of plan assets	(B)	2,459,264	(220,508)	2,679,773
Prepaid pension cost	(C)	536,189	99,946	436,243
Reserve for retirement benefits	(D)	64,771	(1,752)	66,524
Total amount unrecognized	(A)-(B)+(C)-(D)	(78,799)	339,006	(417,805)
Unrecognized net actuarial loss		(22,342)	327,265	(349,608)
Unrecognized prior service cost		(56,456)	11,740	(68,197)

(2)	Net periodic cost

	(in millions of yen)
	For the fiscal year ended March 31, 2008 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2007 (B)
Net periodic cost of retirement benefits	(18,966)	(30,942)	11,975
Service cost	44,301	(3,622)	47,924
Interest cost	48,099	1,387	46,712
Expected return on plan assets	(91,742)	(4,153)	(87,589)
Amortization of unrecognized prior service cost	(11,884)	(3,014)	(8,870)
Amortization of unrecognized net actuarial loss	(20,183)	(20,851)	668
Amortization of unrecognized net obligation at transition	—	8	(8)
Other	12,441	(696)	13,137

Mitsubishi UFJ Financial Group, Inc.

BTMU	Non-consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2007 (B)
Projected benefit obligation	(A)	1,221,772	7,530	1,214,242
Discount rates		1.7%~ 2.2%		1.9%~ 2.3%
Fair value of plan assets	(B)	1,569,065	(114,913)	1,683,978
Prepaid pension cost	(C)	286,582	59,729	226,852
Reserve for retirement benefits	(D)	10,232	(1,115)	11,348
Total amount unrecognized	(A)-(B)+(C)-(D)	(70,942)	183,289	(254,232)
Unrecognized net actuarial loss		(34,603)	177,106	(211,710)
Unrecognized prior service cost		(36,338)	6,182	(42,521)

(2)	Net periodic cost

	(in millions of yen)
	For the fiscal year ended March 31, 2008 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2007 (B)
Net periodic cost of retirement benefits	(455)	(16,987)	16,531
Service cost	23,958	(1,545)	25,504
Interest cost	27,969	1,049	26,919
Expected return on plan assets	(41,218)	(402)	(40,815)
Amortization of unrecognized prior service cost	(6,186)	(2)	(6,184)
Amortization of unrecognized net actuarial loss	(12,589)	(17,094)	4,504
Other	7,611	1,007	6,603

Mitsubishi UFJ Financial Group, Inc.

MUTB	Non-consolidated

(1)	Benefit obligation

		(in millions of yen)
		As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2007 (B)
Projected benefit obligation	(A)	404,950	13,517	391,432
Discount rates		2.1%		2.2%
Fair value of plan assets	(B)	603,963	(90,143)	694,106
Prepaid pension cost	(C)	199,428	37,033	162,394
Reserve for retirement benefits	(D)	—	—	—
Total amount unrecognized	(A)-(B)+(C)-(D)	415	140,695	(140,279)
Unrecognized net actuarial loss		34,943	136,496	(101,553)
Unrecognized prior service cost		(34,527)	4,198	(38,725)

(2)	Net periodic cost

	(in millions of yen)
	For the fiscal year ended March 31, 2008 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2007 (B)
Net periodic cost of retirement benefits	(25,958)	(11,291)	(14,666)
Service cost	6,174	(1,333)	7,507
Interest cost	8,558	(238)	8,797
Expected return on plan assets	(32,494)	(2,656)	(29,837)
Amortization of unrecognized prior service cost	(4,198)	(1,603)	(2,594)
Amortization of unrecognized net actuarial loss	(6,370)	(2,415)	(3,955)
Other	2,372	(3,044)	5,416

Mitsubishi UFJ Financial Group, Inc.

11.	Earnings Forecasts for the Fiscal Year Ending March 31, 2009

MUFG

	(in billions of yen)
	<Forecasts> For the fiscal year ending March 31, 2009	For the six months ending September 30, 2008	For the fiscal year ended March 31, 2008	For the six months ended September 30, 2007
(Consolidated)
Ordinary income	6,400.0	3,250.0	6,393.9	3,250.2
Ordinary profits	1,210.0	510.0	1,029.0	497.5
Net income	640.0	270.0	636.6	256.7

(Non-consolidated)
Operating income	480.0	245.0	521.4	197.2
Ordinary profits	450.0	230.0	491.7	182.9
Net income	480.0	260.0	416.8	105.4

BTMU

	(in billions of yen)
	<Forecasts> For the fiscal year ending March 31, 2009	For the six months ending September 30, 2008	For the fiscal year ended March 31, 2008	For the six months ended September 30, 2007
(Consolidated)
Ordinary profits	965.0	430.0	794.4	325.6
Net income	525.0	245.0	591.4	164.1

(Non-consolidated)
Net business profits *	905.0	395.0	828.2	389.1
Ordinary profits	730.0	325.0	567.2	272.1
Net income	450.0	210.0	550.9	188.0

*	Before provision for general allowance for credit losses

MUTB

	(in billions of yen)
	<Forecasts> For the fiscal year ending March 31, 2009	For the six months ending September 30, 2008	For the fiscal year ended March 31, 2008	For the six months ended September 30, 2007
(Consolidated)
Ordinary profits	180.0	80.0	183.6	101.9
Net income	110.0	50.0	118.0	62.8

(Non-consolidated)
Net business profits *	185.0	90.0	187.2	115.6
Ordinary profits	165.0	75.0	172.7	97.7
Net income	100.0	45.0	114.1	60.7

*	Before provision for general allowance for credit losses and credit costs for trust accounts